Exhibit 99.2

Notice

of the Extraordinary Stockholders’ Meeting of Bayer AG on Wednesday, November 17, 2004

Further information on the spin-off of the LANXESS subgroup can be found on the Internet at www.stockholdersmeeting.bayer.com

AGENDA

This is to give Notice of our
Extraordinary Stockholders’ Meeting to be held
on Wednesday, November 17, 2004, at 1000 hours
in the “Grugahalle”, Norbertstraße 2, 45131 Essen, Germany

Consent to the Spin-Off and Acquisition Agreement between the Company and LANXESS Aktiengesellschaft, Leverkusen, Germany

The Board of Management and the Supervisory Board propose that the Meeting consent to the Spin-Off and Acquisition Agreement between the Company and LANXESS Aktiengesellschaft, Leverkusen, Germany, dated as of September 22, 2004.

By notarial deed of notary Dr. Dieter Janke of Leverkusen, Germany (Notarial Deed No. 1916/2004), of September 22, 2004, the boards of management of the Company and of LANXESS Aktiengesellschaft concluded a Spin-Off and Acquisition Agreement. According to this agreement, the Company spins off its entire shareholdings in LANXESS Deutschland GmbH and in LANXESS Aktiengesellschaft, all assets and liabilities allocable to the LANXESS Corporate Center together with all rights and obligations pertaining thereto, as well as two claims for repayments of loans plus the related claims for interest, as a whole to LANXESS Aktiengesellschaft (spin-off (Abspaltung zur Aufnahme) pursuant to § 123 paragraph 2 number 1 of the German Transformation Act (Umwandlungsgesetz)). The predominant portion of the chemicals activities and approximately one-third of the polymers activities of the Bayer Group are combined in LANXESS Deutschland GmbH and its subsidiaries. The spin-off occurs with economic effect as of July 1, 2004, 0000 hours.

The text of the Spin-Off and Acquisition Agreement is as follows:

Spin-Off and Acquisition Agreement

between

Bayer Aktiengesellschaft, Leverkusen,
as transferor company

and

LANXESS Aktiengesellschaft, Leverkusen,
as transferee company

I. Preamble

0.1 Bayer Aktiengesellschaft (hereinafter “BAYER AG”), having its registered office in Leverkusen, is registered in the Commercial Register of the local court of Cologne under HRB 48248. At the date of execution of this agreement, the capital stock of BAYER AG amounts to 1,869,675,315.20 euros and is divided into 730,341,920 no-par shares. The shares have been fully paid in.

0.2 LANXESS Aktiengesellschaft (hereinafter “LANXESS AG”), having its registered office in Leverkusen, is registered in the Commercial Register of the local court of Cologne under HRB 53652. At the date of execution of this agreement, the capital stock of LANXESS AG amounts to 50,000 euros and is divided into 50,000 no-par shares. The sole stockholder of LANXESS AG is BAYER AG. The shares have been fully paid in.

0.3 BAYER AG is sole stockholder of LANXESS Deutschland GmbH, registered in the Commercial Register of the local court of Cologne under HRB 52600. Pursuant to agreements already concluded, major portions of the former domestic and foreign chemicals activities as well as portions of the former domestic and foreign polymer activities of the Bayer Group have been or will be transferred to LANXESS Deutschland GmbH.

Under a spin-off and acquisition agreement notarized on September 10, 2004, which has not yet been registered in the Commercial Register at the domicile of Bayer Chemicals Aktiengesellschaft, the chemicals activities of Bayer Chemicals Aktiengesellschaft shall be transferred to LANXESS Deutschland GmbH pursuant to § 123 paragraph 2 number 1 of the German Transformation Act (Umwandlungsgesetz) (hereinafter the “Chemicals Spin-Off”). Under a spin-off and acquisition agreement notarized on September 10, 2004, which has not yet been registered in the Commercial Register at the domicile of Bayer MaterialScience Aktiengesellschaft, portions of the polymer activities of Bayer MaterialScience Aktiengesellschaft shall be transferred to LANXESS Deutschland GmbH pursuant to § 123 paragraph 2 number 1 of the German Transformation Act (Umwandlungsgesetz) (hereinafter the “MaterialScience Spin-Off”). In consideration, BAYER AG, as sole stockholder of Bayer Chemicals Aktiengesellschaft and Bayer MaterialScience Aktiengesellschaft, shall receive one share in LANXESS Deutschland GmbH for each of these spin-offs.

0.4 A so-called Corporate Center has been established within BAYER AG for purposes of supporting the Board of Management of BAYER AG in its management of the group. The Corporate Center of BAYER AG has a total of approximately 550 employees. The Corporate Center is organized into a number of departments including Group Accounting and Controlling, Corporate Auditing, Corporate Development, Regional Coordination, Human Resources and Finance.

0.5 Since June 1, 2004, the main management and leadership functions for the future LANXESS Group, in particular for the chemicals and polymer activities combined into LANXESS Deutschland GmbH, have been carried out by an organizationally separate department established and developed within the Corporate Center of BAYER AG (hereinafter the “LANXESS Corporate Center”). The LANXESS Corporate Center consists of the managers of the divisions Board Office, Corporate Development, Industrial & Environmental Affairs, Treasury, Tax, Corporate Controlling, Accounting, Communications, Law & Intellectual Property, Internal Auditing and Human Resources. In discharging their duties, these managers are supported by the employees of the Group Functions who are being transferred to LANXESS Deutschland GmbH in connection with the Chemicals Spin-Off and MaterialScience Spin-Off. In total, the LANXESS Corporate Center shall comprise approximately 75 employees. The LANXESS Corporate Center provides services to LANXESS Deutschland GmbH on a payment basis.

The LANXESS Corporate Center is managed by the four board of management members of LANXESS AG, who at the same time have employment contracts with BAYER AG. They implement decisions made by the Board of Management of BAYER AG, to the extent applicable to the future LANXESS operations, and undertake strategic management of the business of LANXESS Deutschland GmbH and its activities.

Now, therefore, BAYER AG and LANXESS AG hereby agree as follows:

II. Spin-Off, Spin-Off Date, Spin-Off Balance Sheet and Final Balance Sheet

§ 1 Spin-Off

1.1 BAYER AG, as transferor company, shall by way of spin-off (Abspaltung zur Aufnahme) pursuant to § 123 paragraph 2 number 1 of the German Transformation Act (Umwandlungsgesetz) transfer the portion of its assets and liabilities, together with all rights and obligations, that is specified in Part III (§§ 4 to 9) of this agreement (hereinafter, collectively, the “Spin-Off Assets and Liabilities”), as a whole to LANXESS AG, as transferee entity, in consideration for the granting of shares of LANXESS AG to the stockholders of BAYER AG pursuant to § 15 of this agreement (spin-off maintaining proportionality of ownership).

1.2 Assets and liabilities and other rights and obligations of BAYER AG which are not to be allocated to the Spin-Off Assets and Liabilities according to this agreement or which are expressly excluded from the transfer, shall not be transferred to LANXESS AG.

§ 2 Spin-Off Date

2.1 As between BAYER AG and LANXESS AG, the transfer of the Spin-Off Assets and Liabilities described in § 1 and specified in Part III (§§ 4-9) shall be effective as of July 1, 2004, 0000 hours (hereinafter the “Spin-Off Date”). From this point in time forward, as between BAYER AG and LANXESS AG, the business which relates to the Spin-Off Assets and Liabilities shall be deemed to be operated for the account of LANXESS AG.

2.2 Notwithstanding § 2.1, if the spin-off is not registered in the Commercial Register of BAYER AG by January 31, 2005, the Spin-Off Date shall be deemed to be January 1, 2005, 0000 hours. In such case, a balance sheet of BAYER AG, prepared and audited in compliance with the rules governing the annual balance sheet and its audit, as of December 31, 2004, 2400 hours, shall be used as a basis for the Final Balance Sheet pursuant to § 3.3. In the event of further delay of the registration beyond January 31 of the following year, the Spin-Off Date shall be postponed by successive one-year-periods.

§ 3 Spin-Off Balance Sheet and Final Balance Sheet

3.1 The assets and liabilities which are to be allocated to the Spin-Off Assets and Liabilities shall be determined on the basis of the spin-off balance sheet prepared as of July 1, 2004, 0000 hours and attached to this agreement as Appendix 3.1 (“Spin-Off Balance Sheet”), which is derived from the balance sheet of BAYER AG prepared as of June 30, 2004, 2400 hours. Unless this agreement expressly stipulates otherwise, BAYER AG shall also transfer to LANXESS AG all assets and liabilities and other rights and obligations which are not required to be, not able to be or in fact are not reported on the balance sheet and which, taking into account their origin, purpose or use, are to be allocated to the Spin-Off Assets and Liabilities.

3.2 BAYER AG shall also transfer to LANXESS AG those assets and liabilities as well as other rights and obligations which were acquired or arose, or which will be acquired or arise, in the period between the Spin-Off Date and the Consummation Date (§ 10.1), including substitutes therefore, e.g. damage claims and sales proceeds, which, taking into account their origin, purpose or use, are to be allocated to the Spin-Off Assets and Liabilities. Those assets and liabilities and other rights and obligations of the Spin-Off Assets and Liabilities which, in the period between the Spin-Off Date and the Consummation Date, were or will be sold or otherwise disposed of or at this point of time no longer exist, shall not be transferred to LANXESS AG. The assets and liabilities concerned shall for accounting purposes be recorded separately from the assets and liabilities remaining with BAYER AG.

3.3 The final balance sheet of the transferor according to § 125 sentence 1 and § 17 paragraph 2 of the German Transformation Act (Umwandlungsgesetz) shall be the balance sheet of BAYER AG as of June 30, 2004, 2400 hours, prepared and audited in compliance with the rules governing the annual balance sheet and its audit, by PwC Deutsche Revision Aktiengesellschaft, Essen (the “Final Balance Sheet”).

3.4 LANXESS AG shall report the Spin-Off Assets and Liabilities in its commercial accounts at book values and in its tax accounts at going‑concern values.

3.5 BAYER AG shall report the Spin-Off Assets and Liabilities in its Final Balance Sheet at book values and in its tax transfer balance sheet at going-concern values.

III. Spin-Off Assets and Liabilities

The Spin-Off Assets and Liabilities shall comprise:

–	the entire shareholdings held by BAYER AG in LANXESS Deutschland GmbH and in LANXESS AG, as specified in § 4 (hereinafter, collectively, the “Spin-Off Shareholdings”);

–	all assets, liabilities and agreements including all rights and obligations allocable to the LANXESS Corporate Center, in particular, the agreements, assets and liabilities and obligations described in the following §§ 5 through 8 of this agreement (hereinafter the “Spin-Off Corporate Center Assets and Liabilities”); and

–	the claims described in more detail in § 9 of this agreement (hereinafter the “Other Spin-Off Assets and Liabilities”).

§ 4 Spin-Off Shareholdings

BAYER AG shall transfer to LANXESS AG:

4.1 its entire shareholding in LANXESS Deutschland GmbH consisting of one share having a nominal value of 26,000 euros, a share to be issued as a result of the Chemicals Spin-Off having a nominal value of 14,974,000 euros, and a share to be issued as a result of the MaterialScience Spin-Off having a nominal value of 5,000,000 euros; and

4.2 all 50,000 no-par shares of LANXESS AG held by BAYER AG.

In each case, the transfer shall also comprise all rights and obligations connected with the shareholdings, in particular all profit-participation rights, in so far as no distribution of dividends was resolved prior to the Spin-Off Date. If the Spin-Off Date is delayed according to § 2.2, in each case the transfer shall also comprise all profit-participation rights, in so far as no distribution of dividends was resolved prior to the new Spin-Off Date. If, in order to transfer the Spin-Off Shareholdings, acts in addition to consummation (§ 10) are required or are appropriate, the parties shall undertake such acts. As between themselves, the parties shall adopt the same positions as if the Spin-Off Shareholdings had been transferred on the Spin-Off Date. BAYER AG shall, in its position as shareholder, not make any withdrawals or distributions from LANXESS Deutschland GmbH and, if in any shareholders’ meetings of LANXESS Deutschland GmbH taking place before consummation (§ 10) a resolution is adopted on the distribution of profit, Bayer AG undertakes to vote to allocate such profit of LANXESS Deutschland GmbH to the retained earnings.

§ 5 Transfer of Agreements Allocable to the LANXESS Corporate Center

BAYER AG shall transfer to LANXESS AG all agreements allocable to the LANXESS Corporate Center, in particular:

5.1 the existing employment contracts between BAYER AG and its employees working in the LANXESS Corporate Center who have already given their consent to a transfer or who will give their consent by the Consummation Date, and all other employment contracts concluded with other employees prior to the Consummation Date whose area of work is the LANXESS Corporate Center, to the extent that these employees consent to the transfer;

5.2 the utilization agreements listed in Appendix 5.2 existing between BAYER AG and Bayer Group companies relating to office and business equipment used by employees of the LANXESS Corporate Center, to the extent they use them since the Spin-Off Date. The respective contractual partners of BAYER AG have already consented to the transfer of these rights of use;

5.3 the service agreement dated June 30, 2004 between BAYER AG and LANXESS Deutschland GmbH concerning the provision of services by the LANXESS Corporate Center of BAYER AG; and

5.4 all automobile lease agreements relating to automobiles used by the employees of the LANXESS Corporate Center listed in Appendix 5.4.

§ 6 Transfer of Office and Business Equipment Allocable to the LANXESS Corporate Center

BAYER AG shall transfer to LANXESS AG the office and business equipment of BAYER AG allocable to the LANXESS Corporate Center and listed in Appendix 6.

§ 7 Transfer of Claims and Liabilities Allocable to the LANXESS Corporate Center

7.1 BAYER AG shall transfer to LANXESS AG all claims allocable to the LANXESS Corporate Center, consisting of all claims of BAYER AG arising out of the agreements transferred pursuant to § 5 as well as all claims arising out of the employer housing loans (Arbeitgeber-Wohnungsbaudarlehen) granted to employees allocable to the LANXESS Corporate Center.

7.2 Except for the pension liabilities set out in § 8, BAYER AG shall transfer to LANXESS AG all liabilities and obligations allocable to the LANXESS Corporate Center, consisting in particular of:

7.2.1 all liabilities arising out of the agreements transferred pursuant to §§ 5.2 - 5.4;

7.2.2 all liabilities arising out of or in connection with (i) employment relationships existing with employees allocable to the LANXESS Corporate Center whose employment contracts are transferred pursuant to § 5.1 or will be transferred on the Consummation Date by operation of § 613a of the German Civil Code (Bürgerliches Gesetzbuch), and (ii) employment relationships ending in the period between the Spin-Off Date and Consummation Date (§ 10.1) but which would have been transferred pursuant to § 5.1 or would have been transferred on the Consummation Date by operation of § 613a of the German Civil Code (Bürgerliches Gesetzbuch) if they had not ended;

7.2.3 all obligations arising out of existing BAYER AG employee stock programs (Stock Option Program (SOP), Stock Incentive Program (SIP), Stock Participation Program (SPP)), to the extent that these either (i) exist vis-à-vis employees allocable to the LANXESS Corporate Center whose employment contracts are transferred pursuant to § 5.1 or will be transferred by operation of § 613a of the German Civil Code (Bürgerliches Gesetzbuch), or (ii) exist vis-à-vis employees whose employment contracts ended or will end in the period between the Spin-Off Date and Consummation Date (§ 10.1) but which would have been transferred pursuant to § 5.1 or would have been transferred on the Consummation Date by operation of § 613(a) of the German Civil Code (Bürgerliches Gesetzbuch) if the employment contracts had not ended; and

7.2.4 all other liabilities allocable to the LANXESS Corporate Center which are reported on the balance sheet, in particular liabilities arising out of withholding taxes on salaries and wages and liabilities relating to social insurance.

§ 8 Pension Liabilities and Pension Provisions

8.1 Pension liabilities with respect to active employees of the LANXESS Corporate Center and those whose employment has ended or will end on or after the Spin-Off Date.

8.1.1 On the Consummation Date (§ 10.1), all rights and obligations arising out of existing BAYER AG pension commitments (pensions and similar obligations, in particular those arising out of transitional payments in cases of early retirement) with respect to employees allocable to the LANXESS Corporate Center who have an existing employment relationship on the Consummation Date, shall be transferred to LANXESS AG according to § 324 of the German Transformation Act (Umwandlungsgesetz) and § 613a paragraph 1 of the German Civil Code (Bürgerliches Gesetzbuch) or by way of transfer of their employment contracts pursuant to § 5.1.

8.1.2 BAYER AG shall also transfer to LANXESS AG all rights and obligations arising out of existing BAYER AG pension commitments (current pensions, vested rights and similar obligations, in particular those arising out of transitional payments in cases of early retirement) with respect to employees allocable to the LANXESS Corporate Center (or their survivors) whose employment has ended or will end in the period between the Spin-Off Date and Consummation Date.

8.1.3 Provisions for obligations arising out of the pension commitments described in §§ 8.1.1 and 8.1.2 shall therefore be established by LANXESS AG. The relevant amounts are included in the assets and liabilities transferred from BAYER AG to LANXESS AG.

8.1.4 Furthermore, according to § 133 paragraphs 1 and 3 of the German Transformation Act (Umwandlungsgesetz), BAYER AG shall be jointly and severally liable for fulfilling the pension obligations described in §§ 8.1.1 and 8.1.2, to the extent that they become due and claims against BAYER AG arising therefrom are brought before the courts within five years of the announcement of registration of the spin-off in the Commercial Register of BAYER AG.

8.1.5 LANXESS AG shall indemnify BAYER AG against all claims made against BAYER AG that arise out of the pension commitments set out in §§ 8.1.1 and 8.1.2 and relate to the period beginning on the Spin-Off Date.

8.2 Pension liabilities with respect to employees of the LANXESS Corporate Center whose employment ended before the Spin-Off Date.

8.2.1 Obligations arising from existing BAYER AG pension commitments (current pensions, vested rights and similar obligations, in particular those arising out of transitional payments in cases of early retirement) with respect to employees (and their survivors) whose employment ended before the Spin-Off Date (even if such employees would have been allocable to the LANXESS Corporate Center) are not transferred to LANXESS AG according to § 324 of the German Transformation Act (Umwandlungsgesetz) and § 613 a paragraph 1 of the German Civil Code (Bürgerliches Gesetzbuch), and shall also not be transferred to LANXESS AG under this spin-off and acquisition agreement.

8.2.2 Provisions for obligations arising out of the pension commitments described in § 8.2.1 shall therefore continue to be established by BAYER AG.

§ 9 Other Spin-Off Assets and Liabilities

BAYER AG shall transfer to LANXESS AG the claims listed in Appendix 9.

IV. Methods of Transfer

§ 10 Consummation

10.1 The transfer of the assets and liabilities included in the spin-off and other rights and obligations of Bayer AG included in the spin-off shall become legally effective at the time of registration of the spin-off in the Commercial Register of BAYER AG (hereinafter the “Consummation Date”).

10.2 Possession of the movable property shall pass to LANXESS AG on the Consummation Date. To the extent that movable property is in the possession of a third party, BAYER AG shall, effective on the Consummation Date, transfer its rights to recover possession to LANXESS AG.

10.3 In the period between conclusion of this agreement and the Consummation Date, BAYER AG shall only dispose of the assets and liabilities and other rights and obligations to be transferred under this agreement in the ordinary course of business and with the care of a prudent businessman.

§ 11 Catch-All Provisions

11.1 If certain assets and liabilities or other rights and obligations, in particular those arising out of agreements, investments, memberships, procedural and administrative law relationships or administrative acts, which are to be transferred to LANXESS AG according to this agreement but are not transferred to LANXESS AG by operation of law upon registration of the spin-off, then BAYER AG shall transfer those assets and liabilities and other rights and obligations to LANXESS AG. LANXESS AG shall accept the transfer. As between themselves, the parties shall adopt the same positions as if the transfer had also become effective in relation to third parties as of the Spin-Off Date.

11.2 If certain assets and liabilities or other rights and obligations, in particular those arising out of agreements, investments, memberships, procedural and administrative law relationships or administrative acts, which are not to be transferred under this agreement are nonetheless transferred as a matter of law, then LANXESS AG shall transfer these back to BAYER AG. BAYER AG shall accept such transfer. As between themselves, the parties shall adopt the same positions as if the transfer had not become effective as of the Spin-Off Date.

11.3 The terms set out in § 11.1 shall apply correspondingly if assets and liabilities or other rights and obligations are not transferred pursuant to this agreement because they were mistakenly assigned to the non-transferred assets and liabilities.

The terms set out in § 11.2 shall apply correspondingly if assets and liabilities or other rights and obligations are transferred pursuant to this agreement because they were mistakenly assigned to the Spin-Off Assets and Liabilities.

11.4 In connection with a transfer pursuant to § 11, the parties shall initiate all necessary and appropriate measures and legal acts, and shall collaborate on such measures and acts, in order to transfer the assets and liabilities and other rights and obligations to LANXESS AG. If the consent of third parties or an approval under public law is necessary for the transfer of, or accession to, existing agreements, then BAYER AG and LANXESS AG shall endeavour to obtain such consent or approval. If a transfer to be made pursuant to § 11.1 cannot be effected in relation to third parties or can only be effected by incurring unreasonable expenses or is impractical, then as between themselves BAYER AG and LANXESS AG shall adopt the same positions as if the transfer had also become effective in relation to third parties as of the Spin-Off Date. This shall particularly apply in the event that a necessary consent or approval cannot be obtained or can only be obtained by incurring unreasonable expenses. These terms apply correspondingly to transfers back to BAYER AG to be made pursuant to § 11.

11.5 Claims under this § 11 shall be barred after December 31, 2014.

§ 12 Duty to Cooperate

12.1 BAYER AG and LANXESS AG shall make all declarations, draw up all documents and perform all other actions which are necessary or appropriate in connection with the transfer of the Spin-Off Assets and Liabilities.

12.2 On the Consummation Date, LANXESS AG shall be provided with all business documents allocable or related to the Spin-Off Assets and Liabilities as kept by BAYER AG, in particular agreements and approval documents, operating regulations, construction and building plans, company information manuals and personnel records. LANXESS AG shall also be provided with all documents necessary to assert the rights transferred to it. LANXESS AG shall keep all records and other documents for the statutory retention period and shall ensure that BAYER AG may inspect these business documents and make copies of same, provided it has a legitimate interest in doing so.

12.3 After the Consummation Date, all business documents which are allocable or related to the non-transferred assets and liabilities, in particular agreements and approval documents, operating regulations, construction and building plans, company information manuals and personnel records shall remain with BAYER AG. All documents necessary for asserting the rights remaining with BAYER AG shall also remain with BAYER AG. BAYER AG shall keep all records and other documents for the statutory retention period and shall ensure that LANXESS AG may inspect these business documents and make copies of same, provided it has a legitimate interest in doing so.

12.4 Business and trade secrets are to be kept confidential. The destruction of business documents, writings, books and other records by a party may only take place after express written consent has been obtained from the other party, even after the statutory retention period has expired.

12.5 Until December 31, 2014, the parties shall mutually assist each other in official proceedings, particularly in tax audits and tax or other legal disputes, which relate to the Spin-Off Assets and Liabilities. The parties shall especially provide each other with all information and documents necessary or appropriate to satisfy tax or other official or court requirements or provide evidence for tax or other authorities or courts, and shall mutually cause their employees to provide reasonable assistance. All rights of representation vis-à-vis courts and authorities shall remain unaffected hereby.

§ 13 Protection of Creditors and Internal Compensation

To the extent that this agreement does not provide for any other distribution of encumbrances and liabilities arising out of or in connection with the Spin-Off Assets and Liabilities, the following provisions shall apply:

13.1 If and to the extent creditors assert claims against BAYER AG pursuant to § 133 of the German Transformation Act (Umwandlungsgesetz) or other provisions, for liabilities, obligations and contingent liabilities which under the terms of this agreement were transferred to LANXESS AG, then LANXESS AG shall, at BAYER AG’s first request, indemnify BAYER AG against the relevant obligation. The same applies in cases where such creditors assert claims against BAYER AG regarding collateral security.

13.2 If and to the extent creditors assert claims against LANXESS AG pursuant to § 133 of the German Transformation Act (Umwandlungsgesetz) or other provisions, for liabilities, obligations and contingent liabilities which under the terms of this agreement were not transferred to LANXESS AG, then BAYER AG shall, at LANXESS AG’s first request, indemnify LANXESS AG from the relevant obligation. The same applies in cases where such creditors assert claims against LANXESS AG regarding collateral security.

13.3 If creditors assert claims against LANXESS AG for obligations transferred under this agreement and insurance coverage exists under BAYER AG group insurance, then BAYER AG shall file an insurance claim and transfer all insurance proceeds received therefrom to LANXESS AG.

§ 14 Exclusion of Claims

All claims and rights of LANXESS AG against BAYER AG relating to the condition and existence of the assets and liabilities transferred by BAYER AG under the terms of this agreement as well as the Spin-Off Assets and Liabilities as a whole, regardless of the type and of the legal basis, shall hereby be expressly excluded. This also especially applies to claims arising from pre-contractual or contractual breach of duties and to violations of legal obligations.

V. Consideration and Capital Stock Measures

§ 15 Grant of No-Par Shares, Trustee and Capital Stock Measures

15.1 In consideration of the transfer of the Spin-Off Assets and Liabilities, the stockholders of BAYER AG shall receive, in proportion to their existing stockholding and at no cost, one no-par bearer share of LANXESS AG for every ten no-par bearer shares of BAYER AG. In total, 73,034,192 no-par bearer shares shall be granted to the stockholders of BAYER AG. The shares to be granted under § 15.1 consist of 72,984,192 new shares to be created by the capital stock increase set out in § 15.3 as well as the 50,000 shares of LANXESS AG hitherto held by BAYER AG that are to be spun off pursuant to § 4.2.

15.2 The shares to be granted by LANXESS AG shall participate in the profit as from January 1, 2004. In the event that the Spin-Off Date is postponed according to § 2.2, the shares to be granted shall participate in the profit as from the new Spin-Off Date.

15.3 For purposes of carrying-out this spin-off, LANXESS AG shall increase its capital stock by 72,984,192 euros from 50,000 euros to 73,034,192 euros. Each new no-par share represents one euro of the capital stock increase.

15.4 The total value at which LANXESS AG shall acquire the contribution in kind from BAYER AG, shall equal the commercial book value of the transferred net assets. To the extent this value exceeds the capital stock increase amount stated in § 15.3, the excess amount shall be allocated to capital reserves pursuant to § 272 paragraph 2 number 1 of the German Commercial Code (Handelsgesetzbuch).

15.5 BAYER AG shall appoint Deutsche Bank AG, Frankfurt/Main, as trustee for receipt of the shares of LANXESS AG to be granted and as trustee for the delivery of such shares to the stockholders of BAYER AG. The trustee shall be entitled to possession of the shares to be granted before registration of the spin-off and shall be instructed to make the shares available to stockholders of BAYER AG after registration of the spin-off in the Commercial Register of BAYER AG.

§ 16 Grant of Special Rights

16.1 The rights of participants in the Stock Option Program (SOP), Stock Incentive Program (SIP) and Stock Participation Program (SPP) of BAYER AG shall be adjusted in accordance with the principles of the DOW JONES STOXX Index Guide (January 2004, Version 7.3, in particular chapter 6 regarding a spin-off). These principles are reproduced in Appendix 16.1.

LANXESS AG shall adjust the rights of participants who on the Spin-Off Date are employees allocable to the future LANXESS Group and who on consummation are no longer employed by the Bayer Group or whose employment relationship has ended or will end in the period between the Spin-Off Date and Consummation Date. BAYER AG shall adjust the rights of the rest of the participants. The implementation of the adjustments may also be carried out by affiliated companies.

LANXESS AG shall indemnify BAYER AG and companies affiliated with BAYER AG post-consummation from liabilities arising out of employee participation programs existing for participants who on the Spin-Off Date are employees allocable to the future LANXESS Group and who on consummation are no longer employed by the Bayer Group or whose employment relationship has ended or will end in the period between the Spin-Off Date and Consummation Date. BAYER AG shall indemnify LANXESS AG and companies affiliated with LANXESS AG post-consummation from liabilities arising out of employee participation programs existing for the rest of the participants.

16.2 Pursuant to a resolution of its stockholders’ meeting, LANXESS AG issued to BAYER AG a 2004-2007 mandatory convertible bond in the nominal amount of 200,000,000.00 euros bearing interest at 6% per annum, with conversion rights as of July 20, 2005 and with mandatory conversion at the end of the term (September 15, 2007), on the terms and conditions set out in Appendix 16.2. In the same stockholders’ meeting, an authorized capital in the amount of 36,517,096 euros was resolved on and the board of management was authorized, with approval of the supervisory board, to exclude subscription rights (among other things) to the extent necessary in order to grant new no-par shares to holders of convertible bonds upon exercise of their conversion rights or in fulfilment of the mandatory conversion arising out of the convertible bond issued in the nominal amount of 200,000,000.00 euros as resolved by the stockholders’ meeting on September 15, 2004. The authorized capital amount shall be registered in the Commercial Register of LANXESS AG immediately following registration of the capital stock increase for purposes of carrying out the spin-off (see § 15.3). LANXESS AG shall apply to register the authorised capital accordingly and shall make every effort to ensure that the shares to be granted on conversion are admitted promptly to official trading as well as to that part of official trading on the Frankfurt Stock Exchange having further admission requirements (Prime Standard).

16.3 No additional rights for individual stockholders or holders of special rights within the meaning of § 126 paragraph 1 number 7 of the German Transformation Act (Umwandlungsgesetz) shall be granted and no measures within the meaning of this statutory provision shall be provided for such persons.

§ 17 Grant of Special Advantages

Members of the board of management of LANXESS AG were appointed on September 2, 2004. In view of the short term of office of the board of management members and the fact that BAYER AG prepared all of the financial information contained in the joint spin-off report of the boards of management of LANXESS AG and BAYER AG, and

BAYER AG in particular will publish financial information and disclosures intended for U.S. stockholders, BAYER AG irrevocably agrees to indemnify each member of the board of management of LANXESS AG from any possible personal liability for violation of duties imposed upon him as a result of his appointment to the board of management of LANXESS AG arising out of or in connection with the financial information and disclosures related thereto. The indemnity pertains to financial information and disclosures to the extent contained in the joint spin-off report, in the appendix intended for U.S. stockholders or in further documents which are based on the financial information. There shall be no duty to indemnify in the event of liability as a result of gross negligence or intentional breach of duty. The fact that the financial information was not subject to the usual thorough review shall not be considered gross negligence.

Other than this, no special advantages within the meaning of § 126 paragraph 1 number 8 of the German Transformation Act (Umwandlungsgesetz) shall be conferred on members of the board of management or supervisory board of the companies involved in the spin-off or on auditors of the financial statements or of the spin-off.

VI. Effects of the Spin-Off for Employees and their Representative Bodies

§ 18 Transfer of Employment Relationships

18.1 On the Consummation Date, all employment relationships of employees of BAYER AG allocated to the LANXESS Corporate Center of BAYER AG, who consented to a transfer of their employment contracts to LANXESS AG, shall be transferred to LANXESS AG by way of spin-off with all rights and duties according to § 5.1. On the Consummation Date, all employment relationships of the remaining employees of BAYER AG allocated to the LANXESS Corporate Center of BAYER AG shall also be transferred to LANXESS AG with all rights and duties pursuant to the terms of § 324 of the German Transformation Act (Umwandlungsgesetz) and § 613a of the German Civil Code (Bürgerliches Gesetzbuch). The employees allocated to the LANXESS Corporate Center are listed in Appendix 18.1. BAYER AG shall, with approval of LANXESS AG, conclude a transitional agreement with Bayer’s general works council in which the material issues arising in relation to the transfer of employment relationships from BAYER AG to LANXESS AG shall be stipulated.

18.2 Pursuant to § 323 paragraph 1 of the German Transformation Act (Umwandlungsgesetz), the legal position of employees transferred to LANXESS AG as regards notice of termination shall not be adversely affected for a period of two years after the spin-off comes into effect. Pursuant to the General Works Agreement to Safeguard Sites and Employment III (Gesamtbetriebsvereinbarung für Standort- und Beschäftigungssicherung III) at BAYER AG (hereinafter “SOS III”), dismissals due to operational reasons are generally not permitted up to December 30, 2007 at either BAYER AG or LANXESS AG.

18.3 The employment relationships to be transferred shall be governed by the laws existing on the Consummation Date. The job activities, compensation as well as other employment conditions shall in general not be directly affected by the spin-off. Length of service earned and recognized at BAYER AG shall be fully credited in respect of all provisions relating to length of service.

18.4 The legal situation with respect to rights and obligations arising out of pension commitments of BAYER AG are set out in § 8. Irrespective of this, the employees to be transferred shall remain full members of the pension fund of which they are members at the time of the Consummation Date (the Bayer pension fund (Bayer-Pensionskasse) and the Rhine pension fund (Rheinische Pensionskasse) respectively, as the case may be).

18.5 The previous collective bargaining commitments of BAYER AG shall also apply to LANXESS AG. LANXESS AG shall become a member of the regional employers’ associations for the chemical industry and thereby subject itself to collective bargaining commitments.

18.6 The existing works agreements and general works agreements as well as the existing managerial employees’ and general managerial employees’ committee agreements at BAYER AG shall continue to apply to the operations transferred to LANXESS AG. The necessary adjustments to the works agreements and general works agreements as well as to the managerial employees’ and general managerial employees’ committee agreements, shall be made by LANXESS AG, to the extent that employees transferred to LANXESS AG are affected, and by BAYER AG, to the extent that employees remaining at BAYER AG are affected, together with the respective works council or general works council and the respective managerial employees’ and general managerial employees’ committee, as the case may be.

18.7 The parties are of the opinion that the spin-off does not constitute a change of operations according to § 111 of the German Works Council Constitution Act (Betriebsverfassungsgesetz). Independent of this, BAYER AG’s management and Bayer’s general works council have concluded the agreements described in § 18.2 for the reconciliation of interests.

18.8 In the past, BAYER AG instituted various tranches of a so-called Stock Option Program (SOP), a so-called Stock Incentive Program (SIP) and a so-called Stock Participation Program (SPP) for the employees of the Bayer Group. The spin-off will have the following effect on the rights of the employees with respect to these tranches:

The spin-off of the subgroup LANXESS may, on the one hand, make it more difficult to achieve the performance criteria of the participation programs, and on the other had, may adversely affect the incentives, meaning the economic value which may potentially accrue to the employees of each respective participation program. In order to avoid such a dilution of rights from an economic point of view, all current tranches of the employee participation programs (SOP, SIP, and SPP) shall be adjusted so as to essentially compensate for the loss of value resulting from the dilution. The adjustments shall be made upon the spin-off of the subgroup LANXESS taking effect, in accordance with the adjustment rules contained in the DOW JONES STOXX Index Guide (January 2004, Version 7.3, in particular chapter 6 regarding a spin-off).

The adjustment shall be calculated based on the average XETRA closing prices of Bayer stock on the Frankfurt Stock Exchange in the last ten trading days before the first listing of the LANXESS stock and the average XETRA closing prices of the LANXESS stock on the Frankfurt Stock Exchange on the first ten trading days after the first listing of the LANXESS stock. To the extent that adjustments to internal operational performance criteria need to be made due to the spin-off, appropriate measures shall be taken.

Employees of the future LANXESS Group who participate in the SIP or SPP tranches, as the case may be, shall only have a right to an incentive payment for the incentive point in time immediately following the Consummation Date. Thereafter, all other rights to an incentive payment shall lapse.

§ 19 Employee Representative Bodies

19.1 Works Councils and General and/or Group Works Council

LANXESS AG does not presently have its own business operations and therefore no works council.

The operations and sub-operations of LANXESS Deutschland GmbH are presently supervised by the works councils elected in March 2002 at the Leverkusen, Dormagen,

Krefeld-Uerdingen, Eberfeld and Brunsbüttel sites (hereinafter the “Local Works Councils”) together with the general works council of Bayer, on the basis of SOS III and the collective bargaining agreement concluded on January 10, 2002 between BAYER AG and the Industriegewerkschaft Bergbau Chemie Energie (hereinafter the “January 2002 Collective Bargaining Agreement”).

The SOS III, the transitional agreement and the January 2002 Collective Bargaining Agreement contain the following provisions in respect of the Local Works Councils and the general works council of Bayer for the time after the spin-off takes effect, which in particular are binding on BAYER AG, LANXESS AG, and LANXESS Deutschland GmbH:

19.1.1 Pursuant to § 21a of the German Works Council Constitution Act (Betriebsverfassungsgesetz), the Local Works Councils shall remain in office for an interim mandate after the spin-off takes effect and shall continue to assume responsibility for the operations and sub-operations which hitherto belonged to its area of responsibility. The interim mandate shall end on the results being announced of the election of new works councils for the operations of LANXESS AG and LANXESS Deutschland GmbH respectively, however, no later than twelve months after the spin-off takes effect.

19.1.2 After the spin-off takes effect, the Local Works Councils shall continue to be responsible for all matters provided for in the German Works Council Constitution Act (Betriebsverfassungsgesetz) to the extent related to the respective site. The responsibility shall not be restricted to one company, meaning it applies to matters of BAYER AG, Bayer HealthCare Aktiengesellschaft, Bayer CropScience Aktiengesellschaft, Bayer MaterialScience Aktiengesellschaft, to matters of the service companies Bayer Business Services GmbH, Bayer Industry Services GmbH & Co. OHG, Bayer Technology Services GmbH, as well as to matters of LANXESS AG and LANXESS Deutschland GmbH.

19.1.3 Even after the spin-off takes effect, the Local Works Councils shall form a general works council and a general works committee. The general works council shall be responsible for issues which the individual Local Works Councils cannot determine because more than one location is affected.

19.1.4 Upon the end of the interim mandate pursuant to § 21a of the German Works Council Constitution Act (Betriebsverfassungsgesetz), those members of the Local Works Councils who are employees of LANXESS AG, LANXESS Deutschland GmbH, or a company affiliated with LANXESS AG or LANXESS Deutschland GmbH, shall resign from their offices in the Local Works Councils. If a resigning member had been a delegate from the respective works council to Bayer’s general works council or Bayer’s general works committee, then that member shall also resign from the respective general works council or general works committee.

19.2 Managerial Employees’ and General Managerial Employees’ Committee

LANXESS AG presently has no business operations and therefore no managerial employees’ committee.

The managerial employees’ committees of BAYER AG, Bayer Chemicals AG, Bayer MaterialScience AG, Bayer Business Services GmbH and Bayer Technology Services GmbH shall assume responsibility for LANXESS GmbH and LANXESS AG as an interim mandate on the basis of a managerial employees’ committee agreement. The managerial employees’ committee of Bayer Chemicals AG shall be instructed by the managerial employees’ committees of the other companies to carry out the interim mandate. The interim mandate is limited in time until the election of a new managerial employees’ committee of LANXESS GmbH and LANXESS AG respectively, however, at most until 2006, when according to statute, works council and managerial employees’ committee elections must take place. Those employees of LANXESS AG,

LANXESS Deutschland GmbH, or a company affiliated with LANXESS AG or LANXESS Deutschland GmbH, who are members of the group managerial employees’ committee shall resign from the group managerial employees’ committee upon the spin-off of the subgroup LANXESS taking effect.

§ 20 Supervisory Board

20.1 LANXESS AG currently has a supervisory board which is not subject to co-determination, consisting of three members elected by the sole stockholder BAYER AG. After the spin-off takes effect, LANXESS AG shall form a supervisory board with equal (50:50) co‑determination in accordance with the provisions of the 1976 German Co-Determination Act (Mitbestimmungsgesetz), since as a result of the attribution rule set out in § 5 paragraph 1 sentence 1 of the German Co-Determination Act (Mitbestimmungsgesetz), it shall employ more than 2,000 employees domestically. In this regard, the board of management shall institute so-called status proceedings in accordance with §§ 97 et seq. of the German Stock Corporation Act (Aktiengesetz). It is anticipated that the newly formed supervisory board shall have sixteen members of which eight are representatives of the stockholders and eight representatives of the employees. The eight members of the supervisory board to be elected by the stockholders shall be elected by BAYER AG as sole stockholder before the spin-off takes effect. The term of office of the supervisory board members elected by BAYER AG shall be limited and shall end on the first annual stockholders’ meeting of LANXESS AG after the spin-off takes effect, in order to give future stockholders of LANXESS AG the opportunity for a new election. The members of the supervisory board to be elected by the employees shall initially be appointed by the court. It has not yet been determined who will become a member of the new supervisory board of LANXESS AG.

20.2 The spin-off shall have no effect on the existence and composition of the supervisory board of BAYER AG nor on the terms of office of its members. The employee representatives on the supervisory board of BAYER AG shall be elected by the employees of all domestic group companies. After the spin-off takes effect, LANXESS AG shall no longer be a BAYER AG group company and therefore the employees of LANXESS AG and its group companies shall no longer be entitled to vote for or be elected to the supervisory board of BAYER AG but instead shall be entitled to do so with respect to the supervisory board of LANXESS AG.

VII. Miscellaneous

§ 21 Taxes

21.1 LANXESS AG intends to continue operating the LANXESS Corporate Center to be spun-off from BAYER AG and undertakes to continue operating it in terms of functions and amount of personnel existing on the Consummation Date until at least December 31, 2005. LANXESS AG shall document the management functions carried out by the LANXESS Corporate Center for the future LANXESS Group from and after the Consummation Date.

21.2 Both parties assume that LANXESS AG qualifies as a taxable person (entrepreneur) for value added tax purposes due to the agreed services that the LANXESS Corporate Center shall provide to LANXESS Deutschland GmbH for consideration. LANXESS AG shall continue to provide the services so far performed by the LANXESS Corporate Center basically until at least December 31, 2005. If LANXESS AG makes amendments to these service agreements, then LANXESS shall replace these with other services for consideration until at least December 31, 2005, in order to ensure that LANXESS AG qualifies as a taxable person (entrepreneur) for value added tax purposes.

21.3 To ensure neutral income tax treatment, LANXESS AG shall not undertake a merger of LANXESS Deutschland GmbH into LANXESS AG or vice versa as of a merger effective date (Verschmelzungsstichtag) which is prior to the Spin-Off Date.

§ 22 Articles of Association and Master Agreement

22.1 BAYER AG agrees to amend the Articles of Association of LANXESS AG before the spin-off takes effect so that after registration of the authorized capital as resolved on September 15, 2004 (see § 16.2) and after conducting the status proceedings (see § 20.1), they will correspond to the version attached as Appendix 22.1.

22.2 BAYER AG and LANXESS AG shall enter into the so-called master agreement attached hereto as Appendix 22.2, which shall be an integral part of this agreement.

§ 23 Costs and Taxes

Unless otherwise stipulated in this agreement or its appendices, BAYER AG shall bear the costs in connection with the notarization of this agreement and the performance of this agreement prior to the Consummation Date (including the costs of the spin-off report, spin-off audit and planned admission to official trading as well as the respective fees for professional advisors and banks associated therewith). Each party shall bear its own costs for the respective stockholders’ meeting and costs associated with applying for registration and registration in the Commercial Register. The transfer taxes arising in connection with the notarization of this agreement and its performance shall be borne by LANXESS AG. All other taxes incurred shall be borne by that party deemed to be the tax debtor pursuant to tax laws.

§ 24 Final Provisions

24.1 This agreement shall only become effective upon being approved by the stockholders’ meeting of each party and upon the spin-off being registered in the Commercial Register of LANXESS AG and BAYER AG.

24.2 All disputes arising in connection with the agreement or concerning its validity shall be finally settled by arbitration pursuant to the arbitration rules of the Deutsche Institution für Schiedsgerichtsbarkeit e.V. (DIS) without recourse to the ordinary courts of law. The arbitral tribunal may also finally decide on the validity of this agreement to arbitrate. The arbitral tribunal shall consist of three members. The place of arbitration shall be Leverkusen.

24.3 The appendices to this agreement are an integral part of this agreement.

24.4 Amendments and additions to this agreement, including a waiver of this provision, must be in writing unless compliance with additional formalities is required.

24.5 Should one or more provisions of this agreement be or become void, invalid or unenforceable in whole or in part, the validity of this agreement and its remaining provisions shall not be affected thereby. The void, invalid or unenforceable provision shall be replaced with a provision which most closely reflects, in terms of form, content, time, measure and area of applicability, the parties’ commercial intent and purpose of the void, invalid or unenforceable provision. The same applies to any omissions in this agreement.

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The Appendices referred to in the Spin-Off and Acquisition Agreement, which were already notarized by notarial deed of notary Dr. Dieter Janke of September 22, 2004 (Notarial Deed No. 1914/2004) and which by virtue of the references to them in the Spin-Off and Acquisition Agreement have become part thereof, essentially have the following content:

Appendix 3.1 contains the spin-off balance sheet, which presents the assets and liabilities to be spun off as of July 1, 2004, 0000 hours. The amounts reflected in the spin-off balance sheet were derived from the balance sheet of the Company prepared as of June 30, 2004, 2400 hours. Appendix 5.2 contains a list of utilization agreements existing between the Company and its affiliated companies relating to office and business equipment used by employees of the LANXESS Corporate Center. These utilization agreements are to be transferred to LANXESS Aktiengesellschaft. Appendix 5.4 lists the automobile lease agreements relating to automobiles used by the employees of the LANXESS Corporate Center which are to be transferred to LANXESS Aktiengesellschaft. The office and business equipment of the Company which is allocable to the LANXESS Corporate Center and is to be transferred to LANXESS Aktiengesellschaft, is specified in Appendix 6. Appendix 9 specifies two claims for repayment of loans plus the related claims for interest which are to be transferred. Appendix 16.1 contains principles of the DOW JONES STOXX Index Guide (January 2004, Version 7.3, in particular chapter 6 regarding spin-offs) which serve as the basis for adjustment of the employee participation programs. Appendix 16.2 contains the terms and conditions of the mandatory convertible bond in the nominal amount of 200,000,000.00 euros issued to the Company pursuant to resolution of the stockholders’ meeting of LANXESS Aktiengesellschaft of September 15, 2004. The essential terms are as follows: The mandatory convertible bond is a bearer bond of LANXESS Aktiengesellschaft bearing interest at a rate of 6% p.a. Under certain conditions, LANXESS Aktiengesellschaft is eligible to postpone payments of interest until the bond matures on September 15, 2007. Save in exceptional circumstances, the bond will not be repaid in cash. Rather, the bondholders are obliged to convert the bond into shares of LANXESS Aktiengesellschaft on September 15, 2007 (mandatory conversion). During the term of the bond, though not earlier than approximately 6 months after the planned admission of the LANXESS shares to official trading on the stock market, bondholders can convert their bonds into shares of LANXESS Aktiengesellschaft (conversion right) between July 20, 2005 and July 20, 2007. The conversion ratio, meaning the number of shares to be delivered by LANXESS Aktiengesellschaft in the event of a conversion of the bond, depends on the development of the market price of the LANXESS shares. Besides technical provisions, the terms and conditions of the bond contain detailed anti-dilution provisions and limited termination rights for bondholders.

Appendix 18.1 contains a list of all employees allocable to the LANXESS Corporate Center. The employees concerned are listed along with their personnel numbers.

Appendix 22.1 contains the future Articles of Association of LANXESS Aktiengesellschaft, the text of which is as follows:

Articles of Association of LANXESS Aktiengesellschaft

Article I

General Terms

§ 1 Name and Registered Office

(1)	The name of the Company is LANXESS Aktiengesellschaft.

(2)	Its registered office is in Leverkusen.

§ 2 Purpose of the Company

(1)	The purpose of the Company is manufacturing, distribution, other industrial activities and the provision of services in the chemical and polymer fields.

(2)	The Company is authorised to engage in all business which is related to or which directly or indirectly serves its purpose.

(3)	The Company may establish, acquire and take participating interests in other companies, in particular those whose purposes fully or partially cover the areas set out in subparagraph (1). It may bring companies in which it holds a participating interest under its uniform control or confine itself to the administration thereof. It may transfer its operations in full or in part to newly established or existing affiliated companies.

§ 3 Fiscal Year, Notices, Place of Jurisdiction

(1)	The fiscal year shall be the calendar year.

(2)	Notices of the Company shall be published in the electronic Gazette of the Federal Republic of Germany (elektronischer Bundesanzeiger).

(3)	The place of jurisdiction for all disputes between the Company and its stockholders shall be the location of the Company’s registered office. Foreign courts shall have no jurisdiction with respect to such disputes.

Article II

Capital Stock and Shares

§ 4 Capital Stock

(1)	The capital stock amounts to 73,034,192.00 euros and is divided into 73,034,192 bearer shares (no-par shares).

(2)	Up to August 30, 2009, the Board of Management is authorized, with the approval of the Supervisory Board, to increase the capital stock in total by up to 36,517,096 euros, by one or several issuances of new no-par shares for contributions in cash or in kind. Stockholders shall be granted a subscription right subject to the following limitations: the Board of Management is authorized, with the approval of the Supervisory Board, to exclude any residual amounts from the stockholders’ subscription right and to preclude the stockholders’ subscription right to the extent necessary in order to grant to holders of warrants and convertible bonds issued by the Company or its subsidiaries the right to subscribe for new shares to the extent to which they would be entitled upon the exercise of their option or conversion rights. The Board of Management is further authorized, with the approval of the Supervisory Board, to preclude the stockholders’ subscription right if the capital increase is for contribution in kind for the purpose of acquiring companies, company assets or participating interests in companies. Moreover, the Board of Management is authorized, with the approval of the Supervisory Board, to preclude the stockholders’ subscription right to the extent necessary in order to allow those holders of convertible bonds the right to subscribe for new shares, to the extent to which they are entitled upon the exercise of their conversion rights or upon performance of the Company’s conversion obligation arising out of the issuance of convertible bonds in the nominal amount of 200,000,000 euros as authorized by a resolution of the Stockholders’ Meeting on September 15, 2004. The Board of Management is further authorized, with the approval of the Supervisory Board, to preclude the stockholders’ subscription right where the capital increase is for contribution in cash for an amount up to 10% of the available capital stock at the time may be set otherwise than as the resolution is passed regarding the first utilization of the authorized capital, provided that the issue price of the new shares is not substantially less than the stock market price of the shares of the Company already listed at the time of the final determination of the issue price, which shall be as close as possible in time to the placement. The Board of Management is further authorized, with the approval of the Supervisory Board, to determine the further details of the capital increase and its implementation.

(3)	In the event of a capital increase, the profit participation of the new shares may be set otherwise than as specified in § 60 of the German Stock Corporation Act (Aktiengesetz).

§ 5 Shares

(1)	Stockholders shall not be entitled to share certificates.

(2)	The Board of Management shall have the right to decide on the issuance of share certificates and any related details.

Article III
Constitution

A. The Board of Management

§ 6 Composition, Rules of Procedure

(1)	The Board of Management shall consist of at least two members. Over and above this, the number of members of the Board of Management shall otherwise be determined by the Supervisory Board. The Supervisory Board may appoint one member of the Board of Management to be Chairman of the Board of Management and one member of the Board of Management to be Vice Chairman of the Board of Management. Alternate members of the Board of Management may be appointed.

(2)	The Board of Management may, by unanimous resolution, decide on its own Rules of Procedure if these have not been issued for the Board of Management by the Supervisory Board.

§ 7 Power of Representation

The Company shall be legally represented by two members of the Board of Management or by one member of the Board of Management jointly with one holder of a general commercial power of attorney (Prokurist).

B. Supervisory Board

§ 8 Composition, Election, Term of Office

(1)	The Supervisory Board shall consist of 16 members. Eight members shall be elected by the Stockholders’ Meeting in accordance with the provisions of the German Stock Corporation Act (Aktiengesetz) and eight members shall be elected in accordance with the provisions of the German Co-Determination Act (Mitbestimmungsgesetz) dated May 4, 1976.

(2)	The members of the Supervisory Board shall be elected for a term ending with the end of the Stockholders’ Meeting which resolves on the ratification of actions of the Supervisory Board in the fourth fiscal year after commencement of their terms of office. The fiscal year in which the terms of office begin shall not be counted. The Stockholders’ Meeting may at the time of appointment provide for a shorter term of office.

(3)	The Stockholders’ Meeting may, at the same time as it elects the members of the Supervisory Board, elect one or more substitute members. The substitute members shall replace members who have ceased to be members of the Supervisory Board for the remainder of their terms of office. The election of substitute members for the employee representatives on the Supervisory Board shall take place in accordance with the provisions of the German Co-Determination Act (Mitbestimmungsgesetz).

(4)	Should a member of the Supervisory Board elected by the Stockholders’ Meeting retire from the Supervisory Board before the end of his term of office and should no elected substitute member be available, an election shall be held to appoint a successor prematurely for the remainder of the term of office of the member who has prematurely retired from the Supervisory Board, unless the successor is specifically elected for a shorter term.

(5)	Members of the Supervisory Board may resign at any time by giving two weeks’ written notice to the Chairman of the Supervisory Board or the Board of Management. The dismissal of a member of the Supervisory Board elected by the stockholders shall require a majority of at least three-quarters of the votes cast.

§ 9 Chairman and Vice Chairman

(1)	The Supervisory Board shall elect a Chairman and a Vice Chairman from among its members. The election shall take place in accordance with the provisions of the German Co-Determination Act (Mitbestimmungsgesetz).

(2)	Unless a shorter term of office is determined at the time of their election, the Chairman and Vice Chairman of the Supervisory Board shall be elected as Chairman and Vice Chairman for the duration of their membership on the Supervisory Board. The election shall take place at a meeting which, without having to be separately convened, shall be held immediately following the Stockholders’ Meeting at which elections to the Supervisory Board are held.

(3)	If the Chairman or Vice Chairman of the Supervisory Board ceases to be a member before the end of his term of office, the Supervisory Board shall elect a successor at its next meeting. If the Chairman of the Supervisory Board prematurely ceases to be a member, Supervisory Board meetings shall be convened by the Vice Chairman.

(4)	The Vice Chairman shall only assume the rights and obligations of the Chairman if the Chairman is unable to attend and those rights and obligations are expressly assigned to the Vice Chairman by law or under these Articles of Association.

§ 10 Convocation of Meetings and Passing of Resolutions

(1)	The Chairman of the Supervisory Board shall convene and chair meetings of the Supervisory Board. The Supervisory Board shall meet twice per calendar half-year. Additional meetings shall be held if required by law or if advisable for business reasons.

(2)	Members of the Board of Management may attend meetings of the Supervisory Board unless the Chairman of the Supervisory Board determines otherwise for any particular reason.

(3)	The Supervisory Board shall be deemed to have a quorum if at least half of the members comprising the Supervisory Board participate in passing the resolution. A member also participates in passing the resolution if he abstains from voting. Members participating by way of video conference shall be deemed present. Absent members of the Supervisory Board may participate in the passing of a resolution by having other members of the Supervisory Board present a written vote on their behalf. A vote communicated in text form (§ 126b of the German Civil Code (Bürgerliches Gesetzbuch)) shall be deemed to be a written vote.

(4)	The Chairman may adjourn the passing of a resolution on a specific item or all items on the agenda for a maximum of four weeks, if there is not an equal number of members elected by the stockholders and members elected by the employees to participate in passing the resolution, or if there is another significant reason for an adjournment. The Chairman may not order a further adjournment.
(5)	At the instigation of the Chairman, the Supervisory Board may also, outside of a meeting, pass a resolution verbally, by telephone, in writing or in text form (§ 126b of the German Civil Code (Bürgerliches Gesetzbuch)). There is no right to object to the manner, determined by the Chairman, in which a resolution is passed. Such resolutions shall be confirmed in writing by the Chairman and included in the minutes of the next meeting.

(6)	Resolutions of the Supervisory Board shall be passed by a majority of the votes cast, except where otherwise provided by law. In case of a deadlock, the Chairman shall have a casting vote, if the deadlock persists after a second vote on the same issue. In accordance with sentences 4 and 5 of subparagraph (3), the casting vote may also be given in writing or in text form (§ 126b of the German Civil Code (Bürgerliches Gesetzbuch)).

(7)	Minutes of the deliberations and resolutions of the Supervisory Board shall be recorded and filed. The Chairman shall sign the minutes.

(8)	Declarations by the Supervisory Board and its committees shall be made by the Chairman on behalf of the Supervisory Board. The Chairman, but no other member, is authorised to accept declarations on behalf of the Supervisory Board.

(9)	The Supervisory Board may resolve on those amendments to these Articles of Association relating solely to the form of these Articles of Association.

§ 11 Rules of Procedure and Committees

(1)	The Supervisory Board shall decide on its own Rules of Procedure.

(2)	In addition to the committee pursuant to § 27(3) of the German Co-Determination Act (Mitbestimmungsgesetz), the Supervisory Board may establish other committees and appoint members of the Supervisory Board to such committees. The decision-making authority of the Supervisory Board may be assigned to the committees as permitted by law.

(3)	The provisions set out in §10 shall apply similarly to the committees. The committee may elect one of its members to be Chairman if one has not been appointed by the Supervisory Board. Unless the committee is formed pursuant to § 27(3) of the German Co-Determination Act (Mitbestimmungsgesetz), in the event of a deadlock on the committee, the Chairman of the committee shall have a casting vote, if the deadlock persists after a second vote on the same issue. The Supervisory Board may further regulate the activities of the committees in its Rules of Procedure.

§ 12 Remuneration of the Supervisory Board

(1)	Each member of the Supervisory Board shall receive, in addition to reimbursements for his expenses, a fixed annual remuneration in the amount of 30,000 euros.

(2)	The Chairman shall receive three times, and the Vice Chairman one-and-a-half times, the amount of remuneration set out in subparagraph (1). Members of the Supervisory Board who are members of a committee shall, for each committee membership, receive an additional one-quarter of the amount of remuneration set out in subparagraph (1). Members of the Supervisory Board who chair a committee shall, for each chairmanship, receive a further additional one-quarter of the basic remuneration set out in subparagraph (1). A member of the Supervisory Board shall in total not receive more than three times the remuneration set out in subparagraph (1).

(3)	Members of the Supervisory Board who are members of the Supervisory Board or a committee or who have chaired a committee for only part of a fiscal year shall be remunerated on a time pro-rated basis.

(4)	The Company shall reimburse the members of the Supervisory Board for expenses incurred in discharging their duties, including any turnover tax (VAT) payable on their remuneration and on the reimbursement of expenses.

(5)	The Company may purchase liability insurance for the benefit of the members of the Supervisory Board to cover any legal liability arising from their work as members of the Supervisory Board.

C. The Stockholders’ Meeting

§ 13 Venue of the Stockholders’ Meeting

The Stockholders’ Meeting shall take place at the Company’s registered office or in a German city with more than 100,000 inhabitants.

§ 14 Notice of the Stockholders’ Meeting

Insofar as no other person is authorized by law to do this, the Stockholders’ Meeting shall be convened by the Board of Management. The notice shall be published in the electronic Gazette of the Federal Republic of Germany (elektronischer Bundesanzeiger) at least one month prior to the day by the end of which shares must be deposited pursuant to §15. In calculating this deadline, the day of the notice and the last day by which shares must be deposited shall not be counted.

§ 15 Right to Attend, Deposit of Shares

(1)	Only those stockholders who, during business hours, deposit their shares with the Company, a German notary public, a collective security deposit bank or with another depositary specified in the Notice of the Stockholders’ Meeting, and leave them there until the end of the Stockholders’ Meeting, shall be entitled to attend and vote at the Stockholders’ Meeting. Deposit with one of the aforementioned depositaries shall be deemed effective if the shares are with the consent of such depositary, held in custody by a credit institution frozen until the end of the Stockholders’ Meeting.

(2)	Shares must be deposited seven days prior to the Stockholders’ Meeting at the latest. If the last day of the deposit deadline falls on a Saturday, Sunday or statutory holiday at the location of the Company’s registered office, the deposit shall be made on the next working day immediately thereafter at the latest.

(3)	If the shares have been deposited with a German notary public or a collective security deposit bank, the document certifying such deposit shall be delivered to the Company on the next working day after expiry of the deposit deadline at the latest (subparagraph (2)).

(4)	Proxies for exercising voting rights shall be in writing unless otherwise provided by law. The Notice of the Stockholders’ Meeting may however allow for proxies to be given in text form (§ 126b of the German Civil Code (Bürgerliches Gesetzbuch)) and determine the method for granting proxies in detail.

§ 16 Conduct of the Stockholders’ Meeting

(1)	The Stockholders’ Meeting shall be chaired by the Chairman of the Supervisory Board or, if he is prevented from attending, by another member of the Supervisory Board representing the stockholders, to be designated by the Chairman. In the event that neither the Chairman nor a member of the Supervisory Board designated by him is to chair the Meeting, the stockholder representatives in attendance shall, by simple majority of the votes cast, elect a person to chair the Meeting.

(2)	The person chairing the Meeting shall preside over the discussions and determine the order of the agenda items and the speakers, as well as the manner and form of voting. The result of a vote may also be ascertained by deducting the number of yes- or no-votes and the abstentions from the total number of votes held by those entitled to vote.

(3)	The Stockholders’ Meeting may be transmitted or recorded visually and audibly, either in whole or in part. Details of visual and audio transmission or recording shall be published together with the Notice convening the Stockholders’ Meeting in the Company’s publications.

§ 17 Resolutions

(1)	Each share carries the right to one vote at the Stockholders’ Meeting.

(2)	Unless otherwise provided by the Articles of Association or required by law, resolutions of the Stockholders’ Meeting shall be passed by simple majority of the votes cast and, where a capital majority is also required, with a simple majority of the capital stock represented when the vote is taken.

Article IV

Annual Financial Statements and Distribution of Profits

§ 18 Annual Financial Statements

(1)	The Board of Management shall prepare the annual financial statements, management report, consolidated financial statements and consolidated management report for the preceding fiscal year within the statutory deadlines and submit them immediately after their preparation to the Supervisory Board and to the auditors. At the same time, the Board of Management shall submit to the Supervisory Board a proposal for distribution of the balance sheet profit.

(2)	The annual financial statements and consolidated financial statements shall be prepared in accordance with statutory provisions and accepted accounting principles.

(3)	When approving the annual financial statements, the Board of Management and the Supervisory Board shall be authorized to allocate the net income remaining after deduction of the amounts to be allocated to the statutory reserve, plus any loss carry-forward, in whole or in part, to other retained earnings. Allocation of an amount greater than one-half of the net income for the year shall not be permissible if as a result of such allocation the other retained earnings would exceed one-half of the capital stock.

§ 19 Distribution of Balance Sheet Profit

(1)	The Stockholders’ Meeting shall resolve annually, during the first eight months of the fiscal year, on the ratification of actions taken by the members of the Board of Management and the Supervisory Board, on the distribution of the balance sheet profit and on the appointment of auditors (Annual Stockholders’ Meeting).

(2)	The balance sheet profit shall be distributed equally among the stockholders, unless the Stockholders’ Meeting resolves to use it in some other manner.

(3)	The Stockholders’ Meeting may resolve to distribute the entire or part of the balance sheet profit to the stockholders by way of distribution in kind.

********

Appendix 22.2 contains the Master Agreement which was concluded between the Company and LANXESS Aktiengesellschaft concurrently with the Spin-Off and Acquisition Agreement and forms an integral part thereof. The text of the Master Agreement is as follows:

MASTER AGREEMENT

between

Bayer Aktiengesellschaft, Leverkusen

— hereinafter “BAG” —

and

LANXESS Aktiengesellschaft, Leverkusen

— hereinafter “LANXESS”

Preamble

BAG intends to divest itself of major portions of its chemical activities and approximately one-third of its polymer activities, as well as the service functions associated therewith (hereinafter, collectively, the “LANXESS Subgroup”). For these purposes, the domestic and foreign activities of the LANXESS Subgroup have been and will be combined into LANXESS Deutschland GmbH. Thereafter, the entire shareholding held by BAG in LANXESS Deutschland GmbH (and some other assets) shall be transferred to LANXESS by way of spin-off (Abspaltung zur Aufnahme) pursuant to the German Transformation Act (Umwandlungsgesetz) (hereinafter the “Spin-Off”). On the day of registration of the Spin-Off in the Commercial Register at BAG’s registered office (hereinafter the “Consummation Date”), the LANXESS Subgroup shall legally be separated from the Bayer Group. Those activities remaining with BAG shall hereinafter be referred to as the “Bayer Subgroup”.

The combining of activities of the LANXESS Subgroup into LANXESS Deutschland GmbH shall largely be carried out by means of the following measures. Those activities of Bayer Chemicals Aktiengesellschaft and Bayer MaterialScience Aktiengesellschaft which belong to the LANXESS Subgroup shall each be transferred to LANXESS Deutschland GmbH by way of spin-off (Abspaltung zur Aufnahme) pursuant to the German Transformation Act (Umwandlungsgesetz) (hereinafter, respectively, the “Chemicals Spin-Off” and the “MaterialScience Spin-Off”).

Those service functions located in Germany which are to be allocated to the LANXESS Subgroup shall be transferred from the service companies of the Bayer Group by way of singular succession to LANXESS Deutschland GmbH under purchase and acquisition agreements (hereinafter, the “Service Transfers”).

The foreign activities of the LANXESS Subgroup shall be transferred by way of purchase and acquisition agreements or other corporate legal measures from Bayer companies (hereinafter, in each case, a “Transferring BAG Company”) to LANXESS Deutschland GmbH or to foreign companies which will in the future form the LANXESS Group together with LANXESS (hereinafter, in each case, an “Acquiring LANXESS Company”; the transfers hereinafter the “Foreign Transfers” and together with the Chemicals Spin-Off, the MaterialScience Spin-Off and the Service Transfers, collectively, the “Measures for Formation of the LANXESS Subgroup”).

The Measures for Formation of the LANXESS Subgroup shall take place and have taken place without any representations or warranties as to the quality or state of the transferred activities being given or having been given. In particular, no agreements have been reached in the areas of environmental liability, product liability or liability for antitrust violations. The measures shall take place and have taken place for the most part with economic effect as of July 1, 2004, 0000 hours (hereinafter, the “Economic Effective Date”). In the event that another effective date has been agreed in individual cases, the parties involved in each measure shall adopt the same positions as if the measures had taken place with economic effect as of the Economic Effective Date.

By the provisions below, BAG and LANXESS wish to ensure the formation of the LANXESS Subgroup. At the same time, the apportionment of liability between the future Bayer Group and the future LANXESS Group in the areas of environmental liability, liability for antitrust violations and product liability shall be finally settled between the parent companies of each group. Furthermore, general terms, certain rules of conduct and duties of cooperation for the period from and after the Consummation Date shall be stipulated.

Now, therefore, BAG and LANXESS (each a “Contract Party” and together the “Contract Parties”) hereby agree as follows:

I. Formation of the LANXESS Subgroup

§ 1 Catch-All Provisions for the Foreign Transfers and the Service Transfers

1.1 In order to ensure the formation of the LANXESS Subgroup in foreign jurisdictions, BAG and LANXESS shall ensure that the following catch-all provisions are implemented by each company involved in those Foreign Transfers which have been or shall be effected by way of singular succession from economic assets. The same shall apply to those legal transactions, in preparation of the Foreign Transfers, which have been or shall be effected by way of singular succession from economic assets.

1.1.1 Should certain assets and liabilities or other rights and obligations, in particular those arising out of agreements, investments, memberships, procedural and administrative law relationships or administrative acts, which according to the relevant Foreign Transfer, are to be transferred to the Acquiring LANXESS Company, not have been transferred to the Acquiring LANXESS Company by virtue of the relevant Foreign Transfer, the Transferring BAG Company shall transfer those assets and liabilities and the other rights and obligations to the Acquiring LANXESS Company. The Acquiring LANXESS Company shall accept the transfer. As between themselves, the parties involved in the relevant transaction shall adopt the same positions as if the assets and liabilities and other rights and obligations set out in § 1.1.1 sentence 1 had been transferred as of the economic effective date agreed in each case.

1.1.2 Should certain assets and liabilities or other rights and obligations, in particular those arising out of agreements, investments, memberships, procedural and administrative law relationships or administrative acts, which are not to be transferred according to the Foreign Transfers, nonetheless be transferred as a matter of law, the Acquiring LANXESS Company shall be obligated to retransfer such rights. The Transferring BAG Company shall accept the retransfer. As between themselves, the relevant parties involved shall adopt the same positions as if the assets and liabilities and other rights and obligations set out in § 1.1.2 sentence 1 had not been transferred.

1.1.3 The terms set out in § 1.1.1 shall apply correspondingly should assets or liabilities or other rights and obligations not be transferred because they were mistakenly assigned to the foreign activities of the Bayer Subgroup. The terms set out in § 1.1.2 shall apply correspondingly should the assets and liabilities or other rights and obligations be transferred because they were mistakenly assigned to the respective foreign activities of the LANXESS Subgroup.

1.1.4 In connection with a transfer pursuant to § 1, the relevant parties shall initiate all necessary and appropriate measures and legal actions, and shall collaborate on such measures and actions. To the extent that for the transfer of certain assets and liabilities or other rights and obligations, or for the accession to agreements, the consent of third parties or an approval under public law is required, the relevant Transferring BAG Company and the relevant Acquiring LANXESS Company shall endeavour to obtain such consent or approval. If a transfer to be made pursuant to §§ 1.1.1 — 1.1.3 cannot be effected in relation to third parties or can only be effected by incurring unreasonable expenses or is impractical, then as between themselves the relevant parties shall adopt the same positions as if the transfer had also become effective in relation to third parties, as of the economic effective date agreed in each case. This shall particularly apply in the event that a necessary consent or approval cannot be obtained or can only be obtained by incurring unreasonable expenses. These terms shall apply correspondingly to retransfers to be made pursuant to §§ 1.1.1 — 1.1.3.

1.1.5 No claims may be asserted with respect to the quality or state of assets and other rights and obligations of the relevant part of the LANXESS Subgroup which have been transferred or shall be transferred pursuant to § 1. Each Contract Party shall ensure that the assets to be transferred pursuant to § 1 are treated with the care usually employed in one’s own affairs. To the extent that assets or other rights and obligations to be transferred were disposed of by a party in the course of ordinary business operations or if they no longer exist, then substitutes therefore, e.g. sales proceeds, damage claims, etc., shall be transferred. These terms shall apply correspondingly to retransfers.

1.1.6 The catch-all provisions set out in §§ 1.1.1 — 1.1.5 shall apply correspondingly to measures taken or which shall be taken in anticipation of the Measures for Formation of the LANXESS Subgroup and as part of which assets and liabilities and other rights and obligations were or shall be transferred from a future LANXESS Group company to a company remaining in the Bayer Group.

1.1.7 Claims under this § 1 shall be barred after December 31, 2014.

1.2 The catch-all provisions set out in §§ 1.1.1 — 1.1.7 shall apply correspondingly in order to ensure the Service Transfers for formation of the LANXESS Subgroup, which shall take place by way of transfer of individual assets. BAG and LANXESS shall ensure that the catch-all provisions are implemented by the respective companies involved in the transfers.

§ 2 Ensuring the Continuation of the LANXESS Subgroup

For purposes of ensuring the unimpeded continuation of the LANXESS Subgroup, the Contract Parties agree as follows:

2.1 The Contract Parties assume that at the time of consummation of the Measures for Formation of the LANXESS Subgroup, all assets (including all assets not required to be, not able to be or simply not reported on the balance sheet, and other rights which taking into account their origin, purpose or use are to be exclusively or primarily assigned to the LANXESS Subgroup) required by the Acquiring LANXESS Company to continue running the part of the LANXESS Subgroup to the same extent existing at the time of consummation of the relevant measure, have been or will be transferred to the relevant Acquiring LANXESS Company or at least a right of use (beneficial ownership) has been or will be granted. This shall not apply to the extent otherwise agreed with respect to the relevant measure.

2.2 If assets required to continue running the part of the LANXESS Subgroup to the same extent existing at the time of consummation of the relevant measure are not transferred to the relevant Acquiring LANXESS Company and no right of use (beneficial ownership) is granted, the Contract Parties shall take action to cause the assets to be transferred. If a transfer is not legally possible, is only possible by incurring unreasonable expenses or is impractical, the Contract Parties cause rights of use to be granted with respect to these assets. If that is also not legally possible or only possible by incurring unreasonable expenses or is impractical, then the Contract Parties shall cause the relevant companies involved to adopt the same positions economically as if the transfer or the grant of rights of use had occurred as of the effective date agreed in each case, provided however there shall be no right to claim for indirect damages or other consequential damages such as loss of profit and loss of production. No claims shall be made under § 2.2 to the extent that the assets are not material for the continuation of activities of the LANXESS Subgroup carried out by the Acquiring LANXESS Company. Claims shall also not be made under § 2.2 to the extent that the continuation of the part of the LANXESS Subgroup is assured by appropriate service or supply agreements which have already been concluded.

To the extent that in order to transfer or grant rights of use for assets the consent of third parties or an approval under public law is required, the Contract Parties cause the companies involved to make every effort to obtain such consent or approval.

2.3 Claims under this § 2 shall be barred after December 31, 2014.

§ 3 Costs and Taxes Relating to the Formation of the LANXESS Subgroup

3.1 With respect to costs and taxes relating to the formation of the LANXESS Subgroup, the following principles shall apply:

3.1.1 Costs incurred prior to the Consummation Date shall be borne by BAG or by the relevant transferring company affiliated with it. The same shall apply to costs incurred in the period from the Consummation Date up to June 30, 2005 and arising from formation measures, which were commissioned before the Consummation Date.

3.1.2 Income taxes originating prior to the Economic Effective Date shall be borne by BAG or by the relevant transferring company affiliated with it. Income taxes originating after this date shall be borne by the relevant company involved in the measure which under applicable tax laws is the tax debtor, except as may otherwise be agreed by the Transferring BAG Company and the Acquiring LANXESS Company in the agreements for the transfer of those parts of the LANXESS Subgroup located in foreign jurisdictions.

3.1.3 To the extent that in respect of income taxes originating prior to the Economic Effective Date, in particular as a result of a tax audit, the taxable income or a tax loss carry-forward of the transferring company affiliated with BAG or of a company consolidated with BAG for tax purposes is subsequently adjusted, and this subsequently has an inverse effect on the taxable income or on an existing tax loss carry-forward of the acquiring company affiliated with LANXESS or of a company consolidated with LANXESS for tax purposes, then the acquiring company affiliated with LANXESS shall refund to the transferring company affiliated with BAG the net present value of a tax reduction, or the transferring company affiliated with BAG shall refund to the acquiring company affiliated with LANXESS the net present value of a tax increase arising for the acquiring company affiliated with LANXESS or for the company consolidated with LANXESS for tax purposes, as the case may be.

The net present value of the tax reduction or increase, as the case may be, shall be calculated on the basis of the tax rates applicable in the year of the change in income or tax loss carry-forward, assuming equal distribution of the inverse effect over five years in the case of fixed assets, over one year in the case of current assets, over eight years in the case of pension provisions and over one year in the case of other liabilities, as well as by applying a discount factor of 5 % per annum.

3.1.4 Regardless of when they arise, transfer taxes shall be borne by LANXESS or by the relevant acquiring company affiliated with LANXESS.

To the extent that agreements for the formation of the LANXESS Subgroup contain provisions which deviate from these principles, the Contract Parties shall ensure that the respective agreements are amended to comply with these principles. The terms contained in § 3.1.1, § 3.1.2 and § 3.1.4 shall also apply to the Chemical and MaterialScience spin-off agreements. The provisions in those agreements shall otherwise remain unaffected.

3.2 The following clarifications are agreed with respect to the agreements for the transfer of those parts of the LANXESS Subgroup located in foreign jurisdictions: All thresholds for the assertion of tax indemnification claims (steuerliche Ausgleichsansprüche) shall be deemed to be exceeded as soon as one individual claim or the sum of several individual claims exceeds the relevant contractually agreed threshold. Upon the threshold being exceeded, all indemnification claims which have arisen to that point shall be settled. Indemnification claims which arise thereafter shall only be settled once the relevant threshold has again been exceeded, however no later than by the end of the contractually agreed limitation period. No interest shall accrue on indemnification claims during the period up to settlement.

3.3 If on transfer of parts of the LANXESS Subgroup no particular stipulation was made in particular regarding tax treatment, for example in cases where the transfer is based on a spin-off pursuant to the corporate law of a foreign jurisdiction, the relationship between the Transferring BAG Company and the Acquiring LANXESS Company shall be governed either by the provisions contained in Appendix 3.3.1, in the case of a transfer of company shares, or by the provisions contained in Appendix 3.3.2, in the case of transfer of other assets individually or in their entirety. This also applies in cases where company shares or other assets of a Transferring BAG Company are transferred to an Acquiring LANXESS Company through one or more other BAG companies. § 3.1.3 shall apply correspondingly.

3.4 The Contract Parties shall ensure that the terms contained in §§ 3.2 and 3.3 shall be implemented by the respective companies involved in the Foreign Transfer.

§ 4 Separation of Assets and Obligations

As a result of the world-wide realignment of the Bayer Group decided upon in 2002 and as a result of the Measures for Formation of the LANXESS Subgroup, it cannot be ruled out that obligations and the assets required to fulfill such obligations may have been assigned to different companies of the Bayer Group (as it existed prior to the Consummation Date). For such cases, the Contract Parties agree as follows:

4.1 To the extent that LANXESS requires assets in order to fulfill an obligation to a third party existing on the Consummation Date that was transferred to LANXESS in the context of the Measures for Formation of the LANXESS Subgroup and these assets have remained with BAG or with a company affiliated with BAG, BAG shall, on demand by LANXESS and at its discretion, ensure that BAG or one of its affiliates fulfills this obligation either to LANXESS or directly to the third party. In consideration of this, BAG shall receive any compensation owed by the third party to LANXESS. Sentences 1 and 2 shall be applied correspondingly to obligations of companies affiliated with LANXESS.

4.2 To the extent that BAG requires assets in order to fulfill an obligation to a third party incumbent upon it existing on the Consummation Date and these assets were transferred to LANXESS or to a company affiliated with LANXESS, LANXESS shall, on demand by BAG and at its discretion, ensure that LANXESS or one of its affiliates fulfills this obligation either to BAG or directly to the third party. In consideration of this, LANXESS shall receive any compensation owed by the third party to BAG. Sentences 1 and 2 shall be applied correspondingly to obligations of companies affiliated with BAG.

4.3 Third parties within the meaning of § 4.1 are all persons and companies which on the Consummation Date are not affiliated with LANXESS within the meaning of §§ 15 et seq. of the German Stock Corporation Act (Aktiengesetz). Third parties within the meaning of § 4.2 are all persons and companies which on the Consummation Date are not affiliated with BAG within the meaning of §§ 15 et seq. of the German Stock Corporation Act (Aktiengesetz).

4.4 Claims under this § 4 shall be made in writing against the other Contract Party by December 31, 2009.

§ 5 Apportionment of Liability

5.1 BAG shall indemnify LANXESS and all companies affiliated with LANXESS against liabilities of BAG or companies affiliated with BAG arising by statute or by application of common law and existing on the Consummation Date and which were not assigned to LANXESS or companies affiliated with LANXESS by the Measures for Formation of the LANXESS Subgroup or the Spin-Off.

5.2 LANXESS shall indemnify BAG and all companies affiliated with BAG against liability arising by statute or by application of the common law for obligations of LANXESS or companies affiliated with LANXESS which existed on the Consummation Date and which were assigned to LANXESS or companies affiliated with LANXESS by the Measures for Formation of the LANXESS Subgroup or the Spin-Off.

5.3 The provisions of this § 5 shall not apply to the apportionment of liability set out in §§ 6, 7 and 8.

II. Liability for Environmental Contamination, Antitrust Violations and Product Liability

§ 6 Liability for Environmental Contamination

With respect to liability for all kinds of contamination of land, water (including ground-water), buildings and plants (“Environmental Contamination”), the Contract Parties agree as between themselves to be bound by the following provisions. These provisions conclusively govern, as between the Contract Parties, which of the Contract Parties shall be responsible for Environmental Contamination which was caused or arose prior to the Economic Effective Date. No further claims in this respect shall be asserted between the Contract Parties. The Contract Parties shall ensure that such claims are also not asserted by their respective affiliated companies.

To the extent a Contract Party is liable that Contract Party shall, subject to any further obligations, fully indemnify the other Contract Party and any companies affiliated with it for any liability arising out of public or private law owed to public authorities or other third parties for Environmental Contamination of the relevant property.

6.1 Liability for Environmental Contamination of LANXESS Properties

6.1.1 Liability of LANXESS

Subject to § 6.4, LANXESS shall be liable for Environmental Contamination:

–	of those areas, specified and shaded in red in Appendix 6.1.1 of the Leverkusen, Dormagen, Uerdingen and Brunsbüttel chemical parks, which LANXESS Deutschland GmbH shall purchase from BAG under a yet to be concluded property purchase agreement;

–	of properties located in foreign jurisdictions, which have been or will be, directly or indirectly, purchased by Acquiring LANXESS Companies from Transferring BAG Companies; and

–	of all other properties exclusively or primarily used by the LANXESS Subgroup on the Economic Effective Date

(hereinafter, collectively, the “LANXESS Properties”), unless LANXESS proves:

a)	that the Environmental Contamination of the affected LANXESS Property which triggered the liability was caused by contaminants carried in the groundwater coming from another property which:

(i) on the Economic Effective Date was owned by BAG or by a company affiliated with BAG or after the Economic Effective Date was acquired by BAG or by a company affiliated with BAG, and was not exclusively or primarily used by the LANXESS Subgroup on the Economic Effective Date;

or

(ii) while not owned by BAG or by a company affiliated with BAG on or after the Economic Effective Date, was exclusively or primarily used by BAG or by a company affiliated with BAG on or after the Economic Effective Date for production purposes, storage purposes or for the handling of products;

or

b)	that the Environmental Contamination which triggered the liability was caused by BAG or by a company affiliated with BAG after the Economic Effective Date.

6.1.2 Liability of BAG

Subject to § 6.4, BAG shall be liable for any Environmental Contamination of LANXESS Properties for which LANXESS is not liable as a result of having provided exonerating evidence. The following provisions shall also apply:

a)	In the situation described in § 6.1.1 a), BAG shall reimburse LANXESS and the companies affiliated with LANXESS for expenses incurred in taking appropriate, necessary and reasonable measures to avert the dangers associated with such Environmental Contamination. There shall be no right to claim for indirect damages such as loss of profit, loss of use and loss of production.

b)	In the situation described in § 6.1.1 b), responsibility and reciprocal claims shall be determined according to the laws generally applicable in each case.

6.2 Liability for Environmental Contamination of BAG Properties

6.2.1 Liability of BAG

Subject to § 6.4, BAG shall be liable for Environmental Contamination of properties (excluding the LANXESS Properties) which on the Economic Effective Date are owned by BAG or by a company affiliated with BAG, used by BAG or by a company affiliated with BAG, or leased from third parties (hereinafter, collectively, the “BAG Properties”), unless BAG proves:

a)	that the Environmental Contamination of the affected BAG Property which triggered the liability was caused by contaminants carried in the groundwater coming from another property which:

(i) on the Economic Effective Date was owned by LANXESS or by a company affiliated with LANXESS or after the Economic Effective Date was acquired by LANXESS or by a company affiliated with LANXESS, and was not exclusively or primarily used by the Bayer Subgroup on the Economic Effective Date;

or

(ii) while not owned by LANXESS or by a company affiliated with LANXESS on or after the Economic Effective Date was exclusively or primarily used by LANXESS or by a company affiliated with LANXESS on or after the Economic Effective Date for production purposes, storage purposes or for the handling of products;

or

b)	that the Environmental Contamination which triggered the liability was caused by LANXESS or by a company affiliated with LANXESS after the Economic Effective Date.

6.2.2 Liability of LANXESS

Subject to § 6.4, LANXESS shall be liable for any Environmental Contamination of BAG Properties for which BAG is not liable as a result of having provided exonerating evidence. The following provisions shall also apply:

a)	In the situation described in § 6.2.1 a), LANXESS shall reimburse BAG and the companies affiliated with BAG for expenses incurred in taking appropriate, necessary and reasonable measures to avert the dangers associated with Environmental Contamination. There shall be no right to claim for indirect damages such as loss of profit, loss of use and loss of production.

b)	In the situation described in § 6.2.1 b), responsibility and reciprocal claims shall be determined according to the laws generally applicable in each case.

6.3 Liability for Environmental Contamination of Other Properties

6.3.1 Liability of LANXESS

Subject to § 6.4, LANXESS shall be liable for Environmental Contamination of properties other than LANXESS Properties and BAG Properties (hereinafter, the “Third Party Properties”) to the extent that such Environmental Contamination is caused by contaminants carried in the groundwater from LANXESS Properties to the Third Party Properties.

6.3.2 Liability of BAG

Subject to § 6.4, BAG shall be liable for Environmental Contamination of Third Party Properties to the extent that such Environmental Contamination is caused by contaminants carried in the groundwater from BAG Properties to the Third Party Properties.

6.4 Liability for Environmental Contamination by Reference to List of Properties

BAG and LANXESS shall be liable for Environmental Contamination of the properties (including landfills) specified on the list of properties in Appendix 6.4 to the extent stated therein, unless the relevant Contract Party is able to provide such exonerating evidence as is set out in § 6.1.1 b) or § 6.2.1 b).

6.5 Liability for Environmental Contamination Arising from Purchase and Acquisition Agreements

LANXESS shall be liable for Environmental Contamination in connection with the sold companies, businesses, factories and plants listed in Appendix 6.5, according to the terms of the relevant purchase and acquisition agreements. Subject to § 6.4, BAG shall assume the liability for Environmental Contamination in connection with the sold companies, businesses, factories and plants not listed in Appendix 6.5, except for LANXESS Properties for which LANXESS shall be liable pursuant to § 6.1.1.

6.6 Limitation of Liability for LANXESS

The total liability of LANXESS and companies affiliated with LANXESS for Environmental Contamination within the meaning of this § 6 shall, pursuant to the following terms, be limited to 350 million euros (hereinafter the “Maximum Liability Amount”). BAG shall be liable for claims asserted against LANXESS and companies affiliated with LANXESS to the extent to which such claims in total exceed the Maximum Liability Amount.

6.6.1 The Maximum Liability Amount only applies to Environmental Contamination to the extent it was caused before the Economic Effective Date, the burden of proof lying with LANXESS.

6.6.2 The Maximum Liability Amount only applies to costs for measures:

a)	which LANXESS or BAG, or companies affiliated with LANXESS or BAG, were obligated to take as a result of decisions (whether or not they are final and binding, unappealable or immediately enforceable) issued by authorities or courts by December 31, 2009;

b)	which LANXESS or BAG, or companies affiliated with LANXESS or BAG, were obligated to take as a result of agreements subject to public law and concluded by December 31, 2009 in which the other Contract Party participated and consented;

c)	the taking of which the Contract Parties have agreed upon by December 31, 2009; or

d)	which are taken by December 31, 2009 in order to avert a specific and current danger.

To the extent that the costs are incurred for measures resulting from investigations which LANXESS or a company affiliated with LANXESS performed or caused to be performed, these costs shall not be included in the Maximum Liability Amount, unless:

e)	there is a legally or officially imposed duty to carry out the investigation;

f)	the investigation was performed in order to avert a specific and current danger;

g)	the investigation was carried out in order to fulfill a contractual obligation existing on the Economic Effective Date;

h)	the investigation was carried out with the prior consent of the other Contract Party; or

i)	investigations were reasonable and necessary in connection with portfolio transactions, such as the sale of companies.

To the extent that the costs are incurred for measures resulting from information which LANXESS or a company affiliated with LANXESS has disclosed to authorities or other third parties, these costs will not be included in the Maximum Liability Amount, unless the disclosure of such information:

j)	was made in fulfillment of a legally or officially imposed duty;

k)	was made in order to avert a specific and current danger;

l)	was made in order to fulfill a contractual obligation existing on the Economic Effective Date;

m)	was made with the prior consent of the other Contract Party; or

n)	constituted necessary and appropriate information in connection with portfolio transactions, such as the sale of a company.

6.7 Requirements for the Duty to Indemnify; Procedures

6.7.1 A duty to indemnify under § 6 shall only exist if the Contract Party to be indemnified is required to take measures pursuant to incontestable (final and binding, unappealable) or immediately enforceable decisions of authorities or courts or as a result of agreements subject to public law in which the other Contract Party participated and consented, or if the Contract Parties have agreed on the implementation of necessary measures in connection with Environmental Contamination, or if necessary measures in connection with Environmental Contamination cannot be postponed for legal reasons.

6.7.2 A duty to indemnify pursuant to § 6 shall not exist to the extent that the costs are incurred for measures resulting from investigations which the Contract Party asserting the claim for indemnification or a company affiliated with it performed or caused to be performed, unless:

a)	there is a legally or officially imposed duty to carry out the investigation;

b)	the investigation was performed in order to avert a specific and current danger;

c)	the investigation was carried out in order to fulfill a contractual obligation existing on the Economic Effective Date;

d)	the investigation was carried out with the prior consent of the other Contract Party; or

e)	investigations were appropriate and necessary in connection with portfolio transactions, such as the sale of companies.

The above provision applies correspondingly to the disclosure of information to authorities or other third parties.

6.7.3 To the extent that claims are asserted by a third party against the Contract Party to be indemnified, that Contract Party shall without undue delay fully inform the Contract Party having a duty to indemnify in writing. The Contract Party having a duty to indemnify shall have the right to take charge of further proceedings and shall be given a power of attorney by the Contract Party to be indemnified to the extent necessary for such purposes. At the request of the Contract Party having a duty to indemnify, the Contract Party to be indemnified shall use its best efforts to reasonably support the other party. The costs incurred in the defence shall be borne by the Contract Party having a duty to indemnify.

This does not apply to internal costs incurred by the Contract Party to be indemnified and companies affiliated with it.

6.7.4 The Contract Parties shall ensure that the other Contract Party is provided with all documents and information required in connection with mounting a defence pursuant to §§ 6.1.1 a) or 6.2.1 a) relating to possible causes of the Environmental Contamination. The Contract Party having a duty to indemnify shall be entitled to undertake appropriate and necessary investigations and drilling. Sentences 1 and 2 also apply to the evidence to be provided by LANXESS pursuant to § 6.6.1.

6.7.5 To the extent a Contract Party asserts claims under this § 6, it shall provide the other Contract Party with copies of documents relating to the property in question and the related Environmental Contamination. In particular, copies of documents necessary to identify the property in question and the Environmental Contamination related thereto within the appendices of this § 6 are to be provided.

6.8 Relationship of this Agreement to the Utilization Agreements

To the extent the provisions of this § 6 deviate from the provisions contained in the utilization agreements to be transferred to LANXESS Deutschland GmbH in connection with the MaterialScience Spin-Off and the Chemicals Spin-Off, the provisions of this § 6 shall take precedence.

6.9 Limitation of Actions

Claims under this § 6 shall be barred after December 31, 2034.

6.10 Deductible Amount

Claims pursuant to § 6 may only then be asserted if and to the extent that an individual claim arising out of a single incident exceeds the amount of 50,000 euros and the sum of these individual claims exceed the amount of 250,000 euros (deductible amount).

§ 7 Product Liability

With respect to liability for duties and obligations arising out of or in connection with defective products (within the meaning of the German Product Liability Act or the laws applicable in each case) (hereinafter “Product Liability Claims”), the Contract Parties agree in relation to each other to be bound by the following apportionment of liability. To the extent a Contract Party is liable, it shall indemnify the other Contract Party and any companies affiliated with it against these Product Liability Claims.

7.1 Liability for Products Which Were or Will Be Introduced to the Market Before the Consummation Date by the Subgroups in Operation on the Economic Effective Date

7.1.1 LANXESS shall be liable for all Product Liability Claims arising out of or in connection with defective products which were introduced to the market by the LANXESS Subgroup in operation on the Economic Effective Date or which it will introduce to the market prior to the Consummation Date.

7.1.2 BAG shall be liable for all Product Liability Claims arising out of or in connection with defective products which were introduced to the market by the Bayer Subgroup in operation on the Economic Effective Date or which will be introduced to the market prior to the Consummation Date.

7.1.3 The identification of the products introduced to the market by the respective business unit shall, among other things, be carried out with reference to so-called UVP numbers. § 7.6 shall remain unaffected.

7.2 Liability for Products Which Will Be Introduced to the Market From the Consummation Date by the Subgroups in Operation on the Economic Effective Date

Product Liability Claims arising out of or in connection with defective products which will be introduced to the market from the Consummation Date shall be governed by the relevant applicable laws.

7.3 Liability for Products of Sold Companies, etc.

LANXESS shall be liable for all Product Liability Claims arising out of or in connection with defective products introduced to the market by the sold companies, businesses, factories and plants listed in Appendix 7.3. BAG shall be liable for all Product Liability Claims arising out of or in connection with defective products which were introduced to the market by entities other than the sold companies, businesses, factories and plants listed in Appendix 7.3, unless otherwise stipulated in § 7.4.

7.4 Liability For Certain Products

LANXESS shall be liable for all Product Liability Claims arising out of or in connection with defective products:

a)	the UVP numbers of which are listed in Appendix 7.4.1 and which were introduced to the market; or

b)	which were introduced to the market by the lines of business and business divisions of the former chemicals and polymers business areas which are listed in Appendix 7.4.2, regardless of the point in time at which the product was introduced to the market; or

c)	which were introduced to the market under the trade names listed in Appendix 7.4.3 by the business divisions listed in that appendix.

Unless this agreement provides otherwise, BAG shall be liable for all Product Liability Claims arising out of and in connection with defective products which are neither listed in Appendix 7.4.1, nor were introduced to the market by the lines of business and business divisions of the former chemicals and polymers business areas listed in Appendix 7.4.2, nor were introduced to the market under the trade names listed in Appendix 7.4.3 by the business divisions listed in that appendix.

7.5 Product Liability Claims of the Contract Parties against Each Other

The terms set out in §§ 7.1, 7.3 and 7.4 above shall only apply to Product Liability Claims asserted by third parties and, unless the relevant parties agree otherwise in a specific case, determine as between themselves which of the Contract Parties shall be liable for the Product Liability Claims. Therefore, claims for defective products within the meaning of §§ 7.1.1, 7.3 and 7.4 asserted by BAG against LANXESS and companies affiliated with LANXESS and claims for defective products within the meaning of § 7.1.2 asserted by LANXESS against BAG and companies affiliated with BAG are excluded. Each Contract Party shall be responsible for ensuring that companies affiliated with it do not assert such claims.

7.6 Introduction to the Market

An introduction to the market within the meaning of §§ 7.1, 7.3 and 7.4 shall be determined in accordance with the provisions of the relevant applicable product liability law, however, an introduction to the market shall only be deemed to have occurred if the product in question was introduced to a market outside of the Bayer Group (as it existed at the time of the relevant introductory act). Actions within the Bayer Group (as it existed at the time of the relevant introductory act), such as deliveries, shall not be considered as an introduction to the market within the meaning of §§ 7.1, 7.3 and 7.4.

7.7 Procedures

Each Contract Party shall inform the other Contract Party immediately if third parties assert claims or threaten to assert claims against it or a company affiliated with it which could lead to liability of the other Contract Party (hereinafter the “Liable Contract Party”) under §§ 7.1, 7.3 or 7.4. In such a case, the Contract Party shall disclose all relevant information to the Liable Contract Party, grant inspection of all books and records, and allow talks with employees, to the extent that this is reasonably necessary in the estimation of the Liable Contract Party in order to assess the validity of the claims asserted or threatened to be asserted. At the request of the Liable Contract Party, the Contract Party shall ensure that the defence of these claims, even within court proceedings shall be carried out exclusively according to the instructions and at the cost of the Liable Contract Party. The costs incurred in the defence shall be borne by the Contract Party having a duty to indemnify. This does not apply to internal costs incurred by the Contract Party to be indemnified and companies affiliated with it.

§ 8 Liability for Antitrust Violations

The Contract Parties agree in relation to each other to the following apportionment of liability for duties and obligations relating to the payment of fines, pecuniary and other (additional) penalties, relating to damage claims of third parties including payment of criminal sanctions, third party claims for the transfer of surplus proceeds or advantages arising out of antitrust violations (hereinafter the “Antitrust Claims”).

8.1 Liability for General Antitrust Violations

8.1.1 Subject to § 8.2, LANXESS shall be liable for Antitrust Claims arising out of antitrust violations committed by the LANXESS Subgroup and shall reimburse BAG and companies affiliated with BAG for any necessary expenses incurred to fulfill these Antitrust Claims.

8.1.2 Subject to § 8.2, BAG shall be liable for all Antitrust Claims arising out of antitrust violations committed by the Bayer Subgroup and shall reimburse LANXESS and companies affiliated with LANXESS for the expenses incurred as necessary to fulfill these Antitrust Claims.

8.1.3 A Contract Party shall only have a duty to reimburse for expenses incurred in fulfilling the Antitrust Claims arising out of (i) incontestable decisions of authorities or courts, or (ii) irrevocable and final court or out-of-court settlements which were issued or concluded on or after the Economic Effective

Date. A duty to reimburse shall not exist if the reimbursement in the specific case would be illegal or a criminal offence under the relevant applicable laws. Rights of indemnity of the Contract Parties shall not apply.

8.1.4 If and to the extent Antitrust Claims are asserted against a Contract Party or a company affiliated with it and the payments made by this Contract Party or by the company affiliated with it are not or are only partially tax deductible as business expenses and a claim for reimbursement exists against the other Contract Party, the other Contract Party shall pay an amount to compensate for the tax disadvantages in addition to the reimbursement amount owed. The tax disadvantages to be compensated for shall equal the tax burden applicable to the amount of the reimbursement payment received by the Contract Party or the company affiliated with it, against which the Antitrust Claims were asserted. The utilization of tax loss carry-forwards shall also be deemed to be a tax burden (utilized amount of tax loss carry-forward multiplied by the corporate income tax rate and/or the trade tax base amount times the local multiplier). Differing tax rates shall not be taken into account.

8.2 Liability for Certain Antitrust Violations

With respect to liability for Antitrust Claims arising out of or in connection with those proceedings which relate or were related to BAG’s former rubber business division and regarding which, before the Economic Effective Date, either in at least one jurisdiction official proceedings were pending or were commenced (regardless of the Contract Parties’ knowledge), or BAG, a company affiliated with BAG or a competitor of BAG has taken steps before an antitrust authority in at least one jurisdiction with a view to commencing proceedings (hereinafter “Antitrust Proceedings”), the Contract Parties intend with the following provisions to in principle adopt the positions they would have been in if the Antitrust Claim were divided vis-à-vis third parties according to the following provisions and each Contract Party were liable vis-à-vis third parties to this extent.

8.2.1 LANXESS shall be liable for Antitrust Claims arising out of or in connection with Antitrust Proceedings only up to the amount of 30% of the relevant Antitrust Claim, and shall reimburse BAG for 30% of all expenses incurred by it and by companies affiliated with it necessary to fulfill these Antitrust Claims.

8.2.2 BAG shall be liable for Antitrust Claims arising out of or in connection with Antitrust Proceedings in the amount of the remaining 70% of the respective Antitrust Claim, and shall reimburse LANXESS for 70% of all expenses incurred by it and by companies affiliated with it necessary to fulfill these Antitrust Claims.

8.2.3 The total liability of LANXESS for Antitrust Claims arising out of or in connection with Antitrust Proceedings shall not exceed 100 million euros (“Maximum Liability Limit”). Reimbursement payments under § 8.2.5 are not counted in this amount.

To the extent that the total amount of expenses incurred by LANXESS or a company affiliated with it for fulfillment of Antitrust Claims arising out of or in connection with Antitrust Proceedings exceeds the Maximum Liability Limit, BAG shall be fully liable for this part of the Antitrust Claims and shall reimburse LANXESS for all expenses incurred by it and companies affiliated with it as necessary to fulfill the Antitrust Claims to the extent the expenses exceed the Maximum Liability Limit.

8.2.4 A Contract Party shall only have a duty to reimburse for expenses incurred in fulfilling the Antitrust Claims arising out of (i) incontestable decisions of authorities or courts, or (ii) irrevocable and final court or out-of-court settlements which were issued or concluded on or after the Economic Effective Date. A duty to reimburse shall not exist if the reimbursement in the specific case would be illegal or a criminal offence under the relevant applicable laws. Rights of indemnity of the Contract Parties shall not apply.

8.2.5 If and to the extent Antitrust Claims arising out of or in connection with Antitrust Proceedings are asserted against a Contract Party or a company affiliated with it and the payments made by this Contract Party or by a company affiliated with it are not or are only partially tax deductible as business expenses, the other Contract Party shall pay an amount to compensate for the tax disadvantages corresponding to its proportion of liability in addition to the reimbursement amount owed. The tax disadvantages compensated for shall be equal to the tax burden applicable to the amount of the reimbursement payment received by the Contract Party or the company affiliated with it, against which the Antitrust Claims were asserted. The utilization of tax loss carry-forwards shall also be deemed to be a tax burden (utilized amount of tax loss carry-forward multiplied by the corporate income tax rate and/or the trade tax base amount times the local multiplier). The chronological order of the due dates of the Antitrust Claims shall be decisive. Differing tax rates shall not be taken into account.

8.2.6 If in any calendar year reimbursement payments (including compensation for the corresponding tax burden) to be made by LANXESS to BAG or to a company affiliated with BAG exceed 50 million euros, the amount in excess of 50 million euros shall be carried forward to the next calendar year and shall only become payable on April 1 of that calendar year.

8.2.7 BAG shall continue to conduct the legal defence of Antitrust Proceedings in which it or companies affiliated with it are involved on the Economic Effective Date. LANXESS shall itself or through a company affiliated with it assume the legal defense of Antitrust Proceedings in which Bayer Chemicals Aktiengesellschaft was involved on the Economic Effective Date.

8.2.8 The external costs of conducting each Antitrust Proceeding (including costs of the proceedings and costs of the defence) shall be divided between BAG and LANXESS in a ratio of 70% to 30%. The duty of LANXESS to assume external cost of conducting Antitrust Proceedings is not limited to a maximum amount and shall not be included in the Maximum Liability Limit set out in § 8.2.3. Each Contract Party shall bear its own internal costs and the internal costs of companies affiliated with it.

8.2.9 By the Consummation Date, the Contract Parties shall, taking each other’s interest in account, agree on terms for conducting Antitrust Proceedings as well as for mutual cooperation and appropriate information exchange and shall enter into a so-called joint defense agreement in order to, among other things, protect attorney-client privilege.

§ 9 Insurance Benefits and Third Party Compensation

9.1 To the extent that a Contract Party has a duty of indemnification under §§ 6 or 7, the other Contract Party shall forward to the Contract Party having the duty to indemnify all insurance benefits or compensation from other third parties received by it or by a company affiliated with it.

9.2 To the extent a Contract Party has a duty to reimburse expenses under § 8, the reimbursed amount shall be reduced by the amount the other Contract Party or a company affiliated with it receives as insurance benefits or a compensation from other third parties.

9.3 Each Contract Party shall ensure that claims are asserted under existing insurance coverage and that all insurance benefits received are forwarded. There is no duty to assert claims against other third parties. To the extent that in cases falling within §§ 6 and 7 a claim for compensation exists against third parties, the Contract Party having a duty to indemnify shall be entitled to have the claim assigned to it and to be provided with all documents required in order to pursue the claim. Other third parties are persons who are neither affiliated with, nor past or present employees of the Contract Party having a duty to indemnify or of companies affiliated with it.

III. Duty to Cooperate and Rules of Conduct

§ 10 Subsidies

10.1 If, after the Economic Effective Date, as a result of an incontestable decision issued by an authority or court, BAG or a company affiliated with BAG is required to return, together with interest, a public subsidy granted before the Economic Effective Date, because of an act or omission of LANXESS or a company affiliated with LANXESS, LANXESS shall reimburse BAG for the amount returned.

10.2 If, after the Economic Effective Date, as a result of an incontestable decision issued by an authority or court, LANXESS or a company affiliated with LANXESS is required to return, together with interest, a public subsidy granted before the Economic Effective Date, because of an act or omission of BAG or a company affiliated with BAG, BAG shall reimburse LANXESS for the amount returned.

10.3 The Contract Parties shall keep each other reasonably informed so that each is able to conduct itself, and to ensure that companies respectively affiliated with it conduct themselves, in such a manner so as to avoid the risk of public subsidies granted before the Economic Effective Date having to be returned. In all other respects, the procedures set out in § 7.7 shall apply correspondingly.

§ 11 Shared Usage of IT Resources

11.1 For technical reasons, a complete separation of networks, servers, applications and data (hereinafter, the “IT Resources”) by the Consummation Date is not possible. Therefore, BAG and LANXESS shall come to an understanding on the temporary shared usage of IT Resources by their business divisions until complete separation has taken place. In the phase up until complete separation of the IT Resources, the Contract Parties shall use best efforts to take each other’s interests into account and shall ensure that their respective affiliated companies do the same.

11.2 It is intended that the data required for the business operations of the LANXESS Subgroup be migrated from the central data storage of BAG and/or of companies affiliated with BAG to the data storage of LANXESS or of companies affiliated with LANXESS. With respect to data pertaining to the LANXESS Subgroup, LANXESS shall have the right, unlimited in time and free of charge, to access information remaining with BAG and companies affiliated with BAG. The migration costs shall be borne by BAG. BAG shall share these costs with companies affiliated with it on an appropriate basis.

§ 12 Treatment of Confidential Information

Each Contract Party shall work towards and shall implement reasonable measures in order to ensure that confidential information shall be treated by it and the companies affiliated with it at the time according to the following provisions.

12.1 All information concerning the business unit of the other Contract Party, irrespective of the form in which it is embodied or saved (in particular, data), shall be deemed to be confidential information. Information which shall not be deemed confidential is information:

–	which either was publicly known before the Consummation Date or was thereafter made public, unless the information was publicly disclosed in breach of this agreement;

–	which the relevant Contract Party or companies affiliated with it received from a third party on a non-confidential basis, provided that the recipient, after making reasonable investigations, had no knowledge that the third party had disclosed such information in breach of statutory or contractual duties it owed to the other Contract Party or companies affiliated Companies with it; or

–	which the relevant Contract Party or companies affiliated with it developed independently of information from the other Contract Party or companies affiliated with it.

12.2 Confidential information shall be treated as strictly confidential and shall not be disclosed to third parties, irrespective of its form, unless this agreement expressly provides otherwise. Third parties within the meaning of § 12 are all persons who are not companies affiliated with the relevant Contract Party. Disclosure to an affiliated company shall only be permissible if an objectively justifiable reason exists for such disclosure. Disclosure to professional advisers who are under a professional or statutory duty of confidentiality is permissible.

12.3 All necessary and appropriate measures shall be taken to ensure that confidential information is protected from disclosure to third persons, unless this agreement expressly provides otherwise. Confidential information shall not be used for one’s own purposes or for purposes of a third party, unless expressly provided otherwise.

12.4 All employees shall be instructed to comply with the provisions of this § 12.

12.5 The limitations of § 12 do not apply to the extent that the relevant Contract Party or a company affiliated with it has or may have a duty to disclose information to courts and authorities or is otherwise required by law or stock exchange regulations to disclose such information.

§ 13 Duty to Cooperate

Unless otherwise expressly provided for in this agreement, the Contract Parties agree to the following duties to cooperate. Specific agreements made concerning additional duties to cooperate shall remain unaffected.

13.1 BAG and LANXESS shall ensure that all declarations shall be made, all documents shall be drawn up and all other actions shall be performed which are necessary or appropriate in connection with the transfer of the LANXESS Subgroup.

13.2 LANXESS or companies affiliated with it shall be provided with all business documents attributable to the LANXESS Subgroup according to the terms of the relevant agreements entered into or relating thereto as kept by BAG and the companies affiliated with BAG at the relevant time. LANXESS shall be provided with all documents which are necessary to assert the rights transferred to it. LANXESS shall keep all records and other documents for the period required by law for which commercial records must be preserved, and shall ensure that BAG and companies affiliated with BAG may inspect these business documents and make copies of the same, provided a legitimate interest exists.

13.3 After the Consummation Date, all business documents attributable to the Bayer Subgroup or relating thereto shall remain with BAG and companies affiliated with it. All documents necessary for asserting the rights remaining with the Bayer Subgroup shall also remain with BAG or companies affiliated with it. BAG shall keep all records and other recordings, for the period required by law for which commercial records must be preserved, and shall ensure that LANXESS and companies affiliated with LANXESS may inspect these business documents and make copies of the same, provided a legitimate interest exists.

13.4 Even after expiration of the period required by law for which commercial records must be preserved, destruction of business documents, writings, books and other records by a Contract Party or by companies affiliated with it may only take place after express written consent from the other Contract Party has been obtained.

13.5 The Contract Parties shall mutually assist each other in official proceedings, particularly in tax audits and tax or other legal disputes, which affect the LANXESS Subgroup.

The Contract Parties shall especially provide each other with all information and documents necessary or appropriate to satisfy requirements and provide evidence for tax or other authorities or courts, and shall mutually cause their employees to provide reasonable assistance. Pursuant to § 147 of the German Tax Code (Abgabenordnung), LANXESS and BAG shall specifically grant tax authorities the right to inspect relevant tax documents and stored data created with help of a data processing system, and shall enable the use of that data processing system for purposes of auditing these documents and data to the extent that such documents or data relate to time periods before the Economic Effective Date. Cooperation with the tax authorities, in particular to determine the extent of access to the relevant data by the tax authorities, shall be exclusively decided upon in close consultation with the other Contract Party. All rights of representation vis-à-vis courts and authorities shall remain unaffected hereby.

13.6 Each Contract Party shall ensure that the provisions of this § 13 are implemented and complied with according to the terms agreed upon by those companies affiliated with it and taking part in the Measures for Formation of the LANXESS Subgroup.

13.7 The Contract Parties shall agree on reasonable terms for sharing the costs incurred in fulfilling the provisions set out in § 13.

13.8 LANXESS itself or LANXESS through companies affiliated with it at the relevant time shall have the right to continue using generally accessible and existing operations know-how (in particular terms and conditions of sale and delivery, business guidelines, technical work standards, etc.) for purposes of running the LANXESS Subgroup. No consideration shall be paid for this.

IV. Miscellaneous

§ 14 Assertion of Claims

14.1 Claims under this agreement may only be asserted by BAG or LANXESS. Third parties and companies affiliated with a Contract Party have no rights under this agreement. Each Contract Party may authorize a company with which it is affiliated to assert claims under this agreement and to accept performance of actions in fulfillment of such claim. Claims under this agreement may only be assigned by a Contract Party to a company with which it is affiliated with the consent of the other Contract Party. Any assignment to third parties is prohibited.

14.2 The assertion of a claim under this agreement shall be made in writing to the other Contract Party. Each Contract Party shall authorize a company within its group to conduct negotiations concerning the asserted claim. The company authorized shall be the one closest to the matter and therefore most able to appropriately handle, process and, as the case may be, fulfill the claim asserted.

14.3 Actions in fulfillment of the asserted claim shall be performed for the benefit of the Contract Party which asserted the claim unless it requires that the actions in fulfillment be performed for the benefit of a company affiliated with it. Each Contract Party may use a company affiliated with it to fulfill its obligations under this agreement. The Contract Parties may mutually agree in writing on other methods of fulfillment.

14.4 Each Contract Party’s right to pass on the cost of fulfilling a claim to a company affiliated with it in a way that reflects the proportion of fault remains unaffected.

14.5 Each Contract Party shall ensure that companies affiliated with it shall not assert any claims arising from the agreements entered into for the formation of the LANXESS Subgroup that would contradict the provisions of this agreement.

§ 15 Costs and Taxes

BAG shall bear the cost of concluding this agreement. Each Contract Party shall bear the cost of any taxes which may be payable as a result of entering into this agreement.

§ 16 Geographical Scope of Applicability of this Agreement

Subject to the following provisions, this agreement shall apply to all activities of the LANXESS Subgroup and the Bayer Subgroup world-wide. The provisions contained in this agreement shall not apply to divisions of the LANXESS Subgroup and the Bayer Subgroup which are located or operating in the USA, unless otherwise stipulated hereinafter.

16.1 In calculating the Maximum Liability Amount under § 6.6 and the Maximum Liability Limit under § 8.2, the liability amounts for Environmental Contamination and antitrust violations, attributable, pursuant to the agreements entered into in the USA, to divisions of the LANXESS Subgroup located or operating in the USA, shall be included.

16.2 To the extent that the agreements concluded in the USA for the formation of the LANXESS Subgroup materially differ from the fundamental rules contained in §§ 2, 3, 5, 6 (except for the terms contained in §§ 6.4 and 6.5), 7 (except for the terms contained in §§ 7.3 and 7.4) and 8, the Contract Parties shall ensure that these agreements are amended to correspondingly reflect the fundamental rules of this agreement, unless otherwise mutually agreed. The same applies to the duties to cooperate contained in § 13. The parties agree that for any amendments which may be necessary, particularities of US law shall reasonably be taken into account. The Contract Parties expect that any amendments which may be necessary shall be made by December 31, 2004. If any amendments which may be necessary are not agreed in a legally binding manner by the Consummation Date, any remaining open issues shall be decided in an arbitration proceeding pursuant to § 17.2.

§ 17 Final Provisions

17.1 In this agreement, “companies affiliated with LANXESS” means all companies which are affiliated with LANXESS within the meaning of §§ 15 et seq. of the German Stock Corporation Act (Aktiengesetz) upon consummation of the Spin-Off on the Consummation Date, except where another date is expressly provided for in this agreement. In this agreement, “companies affiliated with BAG” means all companies which are affiliated with BAG within the meaning of §§ 15 et seq. of the German Stock Corporation Act (Aktiengesetz) upon consummation of the Spin-Off on the Consummation Date, except where another date is expressly provided for in this agreement.

17.2 All disputes arising in connection with this agreement or concerning its validity shall be finally settled by arbitration pursuant to the arbitration rules of the Deutsche Institution für Schiedsgerichtsbarkeit e.V. (DIS) without recourse to the ordinary courts of law. The arbitral tribunal may also finally decide on the validity of this agreement to arbitrate. The place of arbitration shall be Leverkusen. The arbitral tribunal shall consist of three arbitrators.

17.3 The appendices to this agreement are an integral part of this agreement.

17.4 Amendments and additions to this agreement, including a waiver of this provision, must be in writing unless compliance with additional formalities is required.

17.5 Except where expressly provided otherwise in this agreement, claims under this agreement shall be barred after December 31, 2024.

17.6 This agreement shall be governed by the laws of the Federal Republic of Germany.

17.7 Should one or more provisions of this agreement be or become void, invalid or unenforceable in whole or in part, the validity of this agreement and its remaining provisions shall not be affected thereby. The void, invalid or unenforceable provision shall be replaced by a provision which most closely reflects, in terms of form, content, time, measure and area of applicability, the parties’ commercial intent and purpose of the void, invalid or unenforceable provision. The same applies to any omissions in this agreement.

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The Appendices referred to in the Master Agreement essentially have the following content:

Appendices 3.3.1 and 3.3.2 contain model tax clauses for the event of the transfer of shares and/or other assets which are to be applied (correspondingly) if on transfer of parts of the LANXESS Subgroup no contractual arrangements were agreed upon regarding tax treatment. Appendix 6.1.1 contains maps of properties on the Leverkusen, Dormagen, Uerdingen and Brunsbüttel chemical park sites which LANXESS Deutschland GmbH will purchase from the Company as part of a property purchase agreement that has yet to be concluded. Appendix 6.4 relates to the provisions governing allocation of liability for environmental contamination. It contains a list of numerous properties and specifies for each property the extent to which the Company and LANXESS Aktiengesellschaft are liable as between themselves for environmental contamination relating to these properties. Appendix 6.5 concerns the allocation of liability for environmental contamination between the Company and LANXESS Aktiengesellschaft in connection with sold companies, businesses, factories and plants. The Appendix includes a list of the sold companies, businesses, factories and plants in relation to which, as between the Company and LANXESS Aktiengesellschaft, LANXESS Aktiengesellschaft is liable for environmental contamination pursuant to the respective purchase and acquisition agreements. In connection with the provisions on liability for product liability claims, Appendix 7.3 also contains a list of sold companies, businesses, factories and plants. As between the Company and LANXESS Aktiengesellschaft, LANXESS Aktiengesellschaft is liable for product liability claims arising from or in connection with defective products introduced into the market by those sold companies, businesses, factories and plants. Appendices 7.4.1, 7.4.2 and 7.4.3 define the liability of LANXESS Aktiengesellschaft for product liability claims. Appendix 7.4.1 contains a list of numerous so-called “UVP numbers” (numbers for unpacked goods), each referring to a specific product. Appendix 7.4.2 contains a list of business units and business groups of the former chemicals and polymers business areas. Additionally, Appendix 7.4.3 specifies a business group and a number of trade names under which this business group has introduced products into the market.

The Spin-Off and Acquisition Agreement was filed with the commercial register of the Company and the commercial register of LANXESS Aktiengesellschaft before notice of the Stockholders’ Meeting was given.

The spin-off is explained and substantiated in the Joint Spin-Off Report by the boards of management of the Company and of LANXESS Aktiengesellschaft.

Starting on the date on which notice of the Stockholders’ Meeting is given, the documents legally required to be made available for inspection by the stockholders are available for inspection by the stockholders on the Company’s business premises, Building Q 26 (Legal Department), Kaiser-Wilhelm-Allee, 51368 Leverkusen, Germany, and copies thereof will be issued to all stockholders immediately, without charge, on request. To facilitate the supply of information to the stockholders and in the interests of clarity, the following documents available for inspection by the stockholders are combined in a brochure entitled “Information on the Spin-Off of the LANXESS Subgroup”:

1.	Spin-Off and Acquisition Agreement between the Company and LANXESS Aktiengesellschaft (without Appendices)

2.	Master Agreement between the Company and LANXESS Aktiengesellschaft (without Appendices)

3.	Joint Spin-Off Report of the Boards of Management of the Company and of LANXESS Aktiengesellschaft Concerning the Spin-Off of the LANXESS Subgroup (with selected Annexes)

4.	Future Articles of Association of LANXESS Aktiengesellschaft

5.	Information on the Convertible Bonds

6.	Auditors’ Report on the Spin-Off

The brochure may be ordered free of charge from Bayer Aktiengesellschaft, c/o Finger Marketing Services GmbH, Post Office Box 100538, 41405 Neuss, Germany.

Stockholders are entitled to attend and vote at the Stockholders’ Meeting, if they deposit their shares during normal business hours no later than Wednesday, November 10, 2004 with the Company, (Building Q 26/Legal Department, Kaiser-Wilhelm-Allee, 51368 Leverkusen, Germany), a German notary public, a collective security deposit bank, or one of the banks listed below, and these shares remain with such depositary until the end of the Stockholders’ Meeting:

Bayerische HypoVereinsbank AG
Bayerische Landesbank GZ
B. Metzler seel. Sohn & Co. KGaA
Commerzbank AG
Credit Suisse First Boston (Europe) Ltd.
Delbrück Bethmann Maffei AG
Deutsche Bank AG
Dresdner Bank AG
DZ Bank AG
Hauck & Aufhäuser Privatbankiers KGaA
HSBC Trinkaus & Burkhardt KGaA
ING BHF-BANK AG
Landesbank Hessen-Thüringen GZ
M. M. Warburg & Co. KGaA
Merck Finck & Co. Privatbankiers
Sal. Oppenheim jr. & Cie. KGaA
UBS Investmentbank AG
Vereins- und Westbank AG
WestLB AG
Westfalenbank AG.

Further depositories are in:

Belgium:
• KBC Bank N.V.
France:
• Crédit Lyonnais
• Société Générale
Great Britain:
• UBS Ltd.
Italy:
• Monte Titoli S.p.A.
Japan:
• The Mitsubishi Trust & Banking Corp.
Luxembourg:
• Kredietbank S.A. Luxembourgeoise
Netherlands:
• ABN AMRO Bank N.V.
Switzerland:
• Credit Suisse First Boston AG
• UBS AG
Spain:
• Deutsche Bank S.A.E.

A deposit with one of the above-mentioned depositories is also deemed to have been effected if the relevant shares are blocked with the approval and on behalf of such depositary until the end of the Stockholders’ Meeting. In cases where the shares are deposited with a German notary public or a collective security deposit bank, a document certifying such deposit must be submitted to the Company by Thursday, November 11, 2004, at the latest.

Stockholders may appoint an individual or a stockholders’ association as proxy to exercise their voting rights.

As a special service, the Company is offering stockholders the opportunity to authorize a proxy who is nominated by the company but is nevertheless bound by the respective stockholder’s voting instructions. Stockholders wishing to authorize such Company-nominated proxy require an admission ticket to the Stockholders’ Meeting. To ensure that the admission ticket is received in a timely manner, stockholders should place their order with the depositary bank as early as possible.

To the extent that Company-nominated proxies are authorized, they must be given instructions on the exercise of voting rights. Without such instructions, the proxies will not make use of their authorizations. The proxies are obligated to vote as instructed.

Authorization of and instructions to the Company-nominated proxies may be issued in writing or, alternatively, via the Internet according to the procedure defined by the Company. Detailed information on authorizing and instructing Company-nominated proxies will be provided on the admission ticket. The relevant information can also be viewed on the Internet at www.stockholdersmeeting.bayer.com

Countermotion by stockholders regarding the agenda item must be submitted exclusively to the following address:

Bayer Aktiengesellschaft
Building Q 26 (Legal Department)
Kaiser-Wilhelm-Allee
51368 Leverkusen, Germany

Fax: +49 / 214 / 30-56524

Properly drafted countermotions submitted by stockholders that are received in time at the above address will be published immediately on the Internet at www.stockholdersmeeting.bayer.com Countermotions sent to other addresses will not be considered.

Leverkusen, October 6, 2004

Bayer Aktiengesellschaft

The Board of Management

Publisher:

Bayer AG, 51368 Leverkusen, Germany

Editor:

Ute Bode, phone +49 214 30 58992
E-mail: ute.bode.ub@bayer-ag.de

Investor Relations

Peter Dahlhoff, phone + 49 214 30 33022
E-mail: peter.dahlhoff.pd@bayer-ag.de

Date of publication

October 6, 2004

Bayer on the Internet

www.bayer.com

ISSN 0343/1975

This document is a non-binding convenience translation of the German-language original. In case of any discrepancy between the English and the German versions, the German-language original shall prevail.

Forward-Looking Statements

This publication contains forward-looking statements.These statements use words like “believes”, “assumes”, “expects” or similar formulations.Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements. These factors include, among other things:

•	downturns in the business cycle of the industries in which we compete;

•	new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

•	increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

•	loss or reduction of patent protection for our products;

•	liabilities, especially those incurred as a result of environmental laws or product liability litigation;

•	fluctuation in international currency exchange rates as well as changes in the general economic climate; and

•	other factors identified in this publication.

These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements.We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.